[GRAPHIC OMITTED]
                                                                            UBS



                                                                  Law Department
                                     The Lincoln National Life Insurance Company
                                                       1300 South Clinton Street
                                                            Fort Wayne, IN 46802

                                                    Colleen Tonn, Senior Counsel
                                                             Phone: 260-455-6918
                                                               Fax: 260-455-5135
                                                            Colleen.Tonn@LFG.com

VIA e-Mail and EDGAR

March 13, 2009

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   Lincoln Variable Insurance Products Trust
      Form N-14: Proxy Statement/Prospectus for the LVIP Delaware Foundation(R) Aggressive Allocation Fund ("LVIP Aggressive Fund")
      (LVIP UBS Global Asset Allocation Fund is the merging fund)
      File Nos.:  811-08090 and 333-156128
      Date filed:  December 15, 2008

Dear Ms. Sazzman:

         The Trust filed via EDGAR a Form N-14 on December 15, 2008. You provided your additional comments to me on that filing on February 12, 2009 and Tony Burak provided comments to me on that same date. Following are our responses to those comments. Please note that page number references are to the blacklined draft that was sent to you on February 4, 2009 (correspondence filing on February 5, 2009).

1. Notice of Special Meeting of Shareholders: add the reference to the Lincoln Variable Insurance Products Trust back into the title of the document.

   Response:  The disclosure has been revised.

2. Page iii--Why am I receiving this proxy statement/prospectus?:
        o First paragraph: Add language concerning the transfer of assets and liabilities in exchange for Fund shares.
        o First paragraph: Clarify that the LVIP Delaware Foundation(R) Funds will be offered as three new series of the Trust.
        o Third paragraph, second sentence: Add a sentence explaining target risk lifestyle funds.

         Response:  The disclosure has been revised.

3. Page iii--How do the LVIP UBS Fund and LVIP Aggressive Fund differ?:
        o Revise the second paragraph to add target percentages and make it consistent with other discussions in the proxy.

         Response:  The disclosure has been revised.

4. Page vii--Is there any other information available to me?:
        o  Incorporation by language needs to be included in this section.
        o Last paragraph: Add language to include references to reports on the SEC's website.
        o  Add the address of the SEC's public reference section.

         Response:   The disclosure has been revised.

5. Page 1--How will the reorganization affect me?
        o  Third paragraph: Move the sentence beginning with the word
           "Unlike" to the second to last paragraph in this section.
        o Last paragraph: Delete the reference to "LVIP UBS Fund" and replace it with "LVIP Aggressive Fund."

         Response:  The disclosure has been revised.

6. Page 4--How do the funds investment objectives, principal investment strategies and risks compare?:
        o Refer readers to the later section of the proxy discussing investment objectives of the two funds.
        o Summarize the differences in the principal risks for each fund.

         Response:  The disclosure has been revised.

7. Page 5--How do the Funds' fees and expenses compare? (Fee Table):
        o Change the cell of the last row, first column to read "Total Net Annual Fund Operating Expenses."
        o Define "LIAC."
        o Make the correct references to the adviser in the footnotes ("LIAC").
        o Make a new sentence in the footnote specifically for the Service
          Class.
        o Add 2008 expense numbers.

         Response:  The disclosure has been revised.

8. Page 9--What will the advisory and the sub-advisory fees be after the reorganization? (Chart):
        o Confirm whether the advisory fee contains any break points.
        o Add footnote regarding the fee waiver.

         Response:
        o There are no advisory fee break points.
        o The footnote has been added.

9. Page 11--Board Considerations:
        o Second paragraph: The term "Fund Management" needs to be defined.
        o Advisory Agreement with LIAC: Clarify that the Expense Limitation Agreement will involve reimbursement to the Fund.
        o Reorganization: In the first paragraph after the second set of bullet points, the first sentence needs to include the date on which the Board made its determinations.

         Response:  The disclosure has been revised.

10. Page 15--Agreement and Plan of Reorganization, in the fourth paragraph, include the Fund that will incur the transition costs.

         Response:  The disclosure has been revised.

11. Page 21--Principal Investment Strategies and Risks of Each Fund (LVIP UBS
Fund):
        o Include the Fund's investment objective in the first paragraph.

         Response:  The disclosure has been revised.

12. Page 23--Principal Investment Strategies and Risk of Each Fund (LVIP Aggressive Fund):
        o Include the Fund's investment objective in the first paragraph.
        o Use lower case when referencing asset classes.
        o In the second to last sentence in the first paragraph, clarify what is meant by "may change periodically."
        o Equity category-U.S. Equity: In the U.S. Large-Cap Core paragraph, identify what is meant by "quantitative screens" and include the market capitalization range of the S&P 500 Index.
        o In the U.S. Mid- and Large-Cap Growth paragraph, add capitalization ranges for medium- and large-sized companies.
        o In the U.S. Large-Cap Value paragraph, add capitalization ranges for Russell 1000 Index. '
        o In the U.S. Small-Cap Core paragraph, add capitalization ranges for the Russell 2000 Index.
        o In the Fixed Income category, add clarification concerning junk bond investments.

         Response:  The disclosure has been revised.

13. Page 25--Principal Risks (Chart):
        o In the row concerning real estate risks, address global real estate risk if global real estate is a principal investment strategy.

         Response:  The disclosure has been revised.

14. Page 31--Management of the Funds (Manager of Managers):
        o Make disclosure that we are still required to obtain approval of sub-advisory agreements with affiliates.
        o In the chart, identify titles of the portfolio managers at the time that they first joined Delaware Investments.

        Response:  The disclosure has been revised.

15. Page 34--Certain Management Considerations:
        o Add another sentence regarding how the purchases and redemptions occur.
        o Include more disclosure concerning the adverse effect.

        Response:  The disclosure has been revised.

16. Proxy Cards: Add language that indicates the proxy is being solicited on behalf of the Board of Trustees of the Fund.

        Response:
        o These changes have been made.

17. Include EDGAR class identifiers.

        Response: The EDGAR class identifiers will be included in the Form N-14A filing.

      Please call me at 260-455-6918 with any further questions or comments. As always, thank you for your assistance.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                      LVIP UBS GLOBAL ASSET ALLOCATION FUND
              ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
              ----------------------------------------------------

                                                                March __, 2009

Dear Contract Owner:

We are writing to notify you of a special meeting of shareholders of the LVIP UBS Global Asset Allocation Fund (the "LVIP UBS Fund"), a series of the Lincoln Variable Insurance Products Trust (the "Trust"). The meeting will be held on Thursday, May 28, 2009, at 9:00 a.m. local time, in the office of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The attached Proxy Statement/Prospectus describes in detail the proposed agenda item for the meeting.

You are entitled to provide us with instructions for voting shares of the LVIP UBS Fund that The Lincoln National Life Insurance Company or Lincoln Life & Annuity Company of New York holds to fund your variable annuity contract or variable life insurance policy. You should read the enclosed Proxy Statement/Prospectus carefully and submit your voting instructions.

The following proposals will be considered and acted upon at the meeting:

         Proposal 1: To approve an Agreement and Plan of Reorganization to permit the LVIP UBS Fund to reorganize into the LVIP Delaware Foundation(R) Aggressive Allocation Fund (the "LVIP Aggressive Fund"), a new series of the Trust, and consequently the shareholders of the LVIP UBS Fund would become shareholders of the LVIP Aggressive Fund.

         Proposal 2: To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

We realize that you may not be able to attend the meeting to provide voting instructions in person. However, we do need your instructions. You can provide voting instructions by mail, telephone or through the Internet, as explained in the enclosed Proxy Statement/Prospectus. If you decide later to attend the meeting, you may revoke your proxy and provide voting instructions in person. The number of shares of the LVIP UBS Fund attributable to you will be voted in accordance with your instructions.

If you have any questions about the meeting, please feel free to call (800) 4LINCOLN (454-6265).

                                 By Order of the Trust's Board of Trustees

                                 Cynthia A. Rose
                                 Secretary

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                      LVIP UBS GLOBAL ASSET ALLOCATION FUND

                              ---------------------

                           PROXY STATEMENT/PROSPECTUS
                              --------------------


This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies relating to the LVIP UBS Global Asset Allocation Fund (the "LVIP UBS Fund"), a series of Lincoln Variable Insurance Products Trust (the "Trust"), by the Board of Trustees ("Board" or "Trustees") of the Trust, for a special meeting of shareholders ("Meeting"). The Meeting will be held on Thursday, May 28, 2009, at 9:00 a.m. local time, in the office of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802.


The Board is soliciting proxies from shareholders of the LVIP UBS Fund with respect to the following proposals:

1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP UBS Fund to reorganize into the LVIP Delaware Foundation(R) Aggressive Allocation Fund (the "LVIP Aggressive Fund"), a new series of the Trust, and consequently the shareholders of the LVIP UBS Fund would become shareholders of the LVIP Aggressive Fund.

2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.


Only shareholders of record who owned the shares of the LVIP UBS Fund at the close of business on March 16, 2009 (the "Record Date") are entitled to vote at the meeting and at any adjournments or postponements thereof. If you have any questions about the meeting, please feel free to call us toll free at (800) 4LINCOLN (454-6265).


The shares of the LVIP UBS Fund are sold directly or indirectly primarily to separate accounts of The Lincoln National Life Insurance Company ("Lincoln Life") and Lincoln Life & Annuity Company of New York ("Lincoln New York") that support certain variable annuity contracts and variable life insurance policies (the "Accounts") issued by such companies (contract owners and policy participants are referred to collectively as "Contract Owners"). The LVIP UBS Fund is seeking approval for certain actions it wishes to take, and if you are a Contract Owner, you are entitled to instruct Lincoln Life or Lincoln New York, as applicable, on how to vote the shares of the LVIP UBS Fund attributable to you under your contract or policy.


This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the LVIP Aggressive Fund that a prospective investor should know before investing. We recommend that you read this Proxy Statement/Prospectus in its entirety as the explanations will help you to decide how to vote on the Proposal. A Statement of Additional Information, dated March __, 2009, relating to this Proxy Statement/Prospectus and the reorganization is incorporated herein by reference. If you would like a copy of this Statement of Additional Information, call (800)4LINCOLN (454-6265), or write the LVIP Trust at P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one promptly, free of charge.


Mutual fund shares are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

                              QUESTIONS AND ANSWERS

Q.       Why am I receiving this Proxy Statement/Prospectus?


You are being asked to approve the Reorganization Agreement to permit the LVIP UBS Fund to transfer all of its assets and liabilities to the LVIP Aggressive Fund, a new series of the Trust, in exchange for shares of the LVIP Aggressive Fund, and consequently, the shareholders of the LVIP UBS Fund would become shareholders of the LVIP Aggressive Fund (the "Reorganization"). If shareholders approve the Reorganization Agreement, holders of Standard and Service Class shares of the LVIP UBS Fund will receive Standard and Service Class shares, respectively, of the LVIP Aggressive Fund. The LVIP Aggressive Fund is one of three new asset allocation funds (LVIP Delaware Foundation(R) Aggressive Allocation Fund, LVIP Delaware Foundation(R) Moderate Allocation Fund, and LVIP Delaware Foundation(R) Conservative Allocation Fund), collectively referred to as the "LVIP Delaware Foundation(R) Funds," which will be three new series of the Trust.

The Reorganization may result in benefits to the shareholders of the LVIP UBS Fund. The LVIP Aggressive Fund has similar investment objectives, strategies and risks as the LVIP UBS Fund. However, the LVIP Aggressive Fund will have a different sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, and lower aggregate fees.

There is also the potential for improved asset flows into the LVIP Aggressive Fund. As one of the LVIP Delaware Foundation(R) Funds, the Fund will be structured as a target risk lifecycle fund. Target risk lifecycle funds are a special category of mutual funds which base their asset allocation around a specified level of risk with corresponding variations of income and growth potential. The LVIP Delaware Foundation(R) Funds are designed to appeal to retirement plan fiduciaries as an investment choice to be included in certain investment products.


Because shareholders of the LVIP UBS Fund are being asked to approve a Reorganization transaction that will result in them holding shares of the LVIP Aggressive Fund, this document also constitutes a Prospectus for the LVIP Aggressive Fund.

Q. How do the LVIP UBS Fund and the LVIP Aggressive Fund differ?

The LVIP UBS Fund and the LVIP Aggressive Fund are substantially similar, but not identical. The investment objective of each Fund includes long-term capital growth, but the LVIP UBS Fund also includes a current income component for a total return investment objective.


The LVIP UBS Fund is a global asset allocation fund with a mix of equities and fixed-income securities. The LVIP Aggressive Fund, the acquiring fund of the LVIP UBS Fund, would be an asset allocation fund like the LVIP UBS Fund. The LVIP UBS Fund is invested in several asset classes, including U.S. and international equities and fixed income securities. Similarly, the LVIP Aggressive Fund may invest in several asset classes, including significant U.S. and international equity investments. The LVIP Aggressive Fund intends to invest in various asset categories in the following target percentages: U.S. equity 40%; international equity 30%; emerging markets 10%; fixed income 18%; and cash equivalents 2%.


Please see the section entitled "Principal Investment Strategies and Risks of Each Fund" in this Proxy Statement/Prospectus for a more detailed discussion of the similarities and differences in the Funds' investment objectives, policies and principal risks.

Q. Will there be any tax consequences as a result of the merger?

This Reorganization transaction is being structured as a tax-free reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences." Shareholders should consult their tax advisors to determine the actual impact of the Reorganization on them in light of their individual tax circumstances.

Q.       Will my vote make a difference?


Your vote is important regardless of the number of shares attributable to your variable contract and/or qualified plan. To avoid the added cost of follow-up solicitations and possible adjournments, please take a few minutes to read the proxy statement/prospectus and provide voting instructions. It is important that your voting instructions be received before May 28, 2009.


Q. Who will pay for the costs of the preparation, printing and mailing of this Proxy Statement/Prospectus?


The Lincoln National Corporation ("LNC") organization has agreed to pay the costs of the Reorganization, which include preparation of the Proxy Statement/Prospectus, printing and distributing the LVIP UBS Fund's proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. Lincoln Investment Advisors Corporation ("LIAC"), the investment adviser for the LVIP UBS Fund and the LVIP Aggressive Fund, is a wholly owned subsidiary of LNC. Delaware Management Company, a series of Delaware Management Business Trust, the sub-adviser for the LVIP Aggressive Fund, is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation. The brokerage costs associated with repositioning the LVIP UBS Fund's portfolio in connection with the Reorganization will also be paid by the LNC organization.


Q.       How do the Trustees recommend that I vote?

The Board of Trustees of the Trust recommends that you provide voting instructions to APPROVE the proposal.

Q.       How do I give my voting instructions?

                                VOTING PROCEDURES
   Contract Owners are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

   1.   BY INTERNET
        o  Read the Proxy Statement/Prospectus.
        o  Go to the voting link found on your proxy card.
        o  Follow the instructions using your proxy card as a guide.
        o (Do not mail the proxy card if you provide voting instructions by Internet.)

   2.   BY MAIL
        o  Read the Proxy Statement/Prospectus.
        o Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

   3.   BY TELEPHONE
        o Read the Proxy Statement/Prospectus. o Call the toll-free number found on your proxy card.
        o Follow the recorded instructions using your proxy card as a guide.
        o (Do not mail the proxy card if you provide voting instructions by telephone.)

Q. Who do I call if I have questions?

If you have any questions about the meeting or anything in this Proxy Statement/Prospectus, please feel free to call us toll free at (800) 4LINCOLN (454-6265).

Q.       Is there any other information available to me?


LVIP UBS Fund: The following documents have been filed with the Securities and Exchange Commission ("SEC") under SEC File Nos. 811-08090 and 33-70742: (i) the Prospectus of the LVIP UBS Fund (Standard Class shares) dated April 30, 2008, as supplemented on October 23, 2008 and January 26, 2009, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of the LVIP UBS Fund (Service Class shares) dated April 30, 2008, as supplemented on October 23, 2008 and January 26, 2009, which is incorporated herein by reference into this Proxy Statement/Prospectus; (iii) the Statement of Additional Information for the LVIP UBS Fund (Standard and Service Class shares) dated April 30, 2008, as supplemented on July 10, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; and (iv) the Annual Report for the LVIP UBS Fund dated December 31, 2008.

LVIP Aggressive Fund: The following documents have been filed with the SEC under SEC file nos. 811-08090 and 33-70742: (i) the Prospectus of the LVIP Aggressive Fund (Standard Class shares), which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of the LVIP Aggressive Fund (Service Class Shares), which is incorporated herein by reference into this Proxy Statement/Prospectus; and (iii) the Statement of Additional Information for the LVIP Aggressive Fund (Standard and Service Class shares), which is incorporated by reference into this Proxy Statement/Prospectus.


Copies of each of these documents, the Statement of Additional Information related to this Proxy Statement/Prospectus and any subsequently released shareholder reports are available upon request and without charge by calling
(800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one free of charge. You can also access the Annual Reports and Semi-Annual Reports and any subsequently released shareholder reports at:

          http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf

        http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf


The LVIP UBS Fund and the LVIP Aggressive Fund are each subject to information requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act"), and in accordance therewith, file proxy material, reports and other information with the SEC. Such proxy material, reports, and other information filed by the LVIP UBS Fund and the LVIP Aggressive Fund can be inspected and copies at the public reference facilities maintained by the SEC at 100 F. Street, N.W., Washington, DC 20549. To learn more about this service, call the SEC at (202) 551-8090. Copies of such materials can also be obtained at prescribed rates by electronic request at the following email address: publicinfo@sec.gov, or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, U.S. Securities and Exchange Commission, Washington, DC 20549-0102. Contract owners may also obtain such information from the SEC's website at www.sec.gov.

                                TABLE OF CONTENTS



SUMMARY                                                                                                 Page


         How will the Reorganization affect me?..........................................................1


         Why is the Reorganization being proposed?.......................................................2


         What are the key features of the Reorganization?................................................2

         Will I be able to purchase and redeem shares, change my investment options, annuitize and receive distributions the same way?..............................................2

         Will I have to pay any sales load, commission or other transactional fee in connection with the Reorganization?.............................................................3

         How does the Board of Trustees recommend that I vote?...........................................3


         What happens if shareholders do not approve the Proposal?.......................................3


         How do the Funds' investment objectives, principal investment strategies and risks compare?.....3


         How do the Funds' fees and expenses compare?....................................................4


         How do the Funds' performance records compare?..................................................5

         Who will be the investment adviser/sub-adviser of my Fund after the
         Reorganization?.................................................................................8

         What will the advisory and sub-advisory fees be after the Reorganization?.......................8


         What will be the primary federal tax consequences of the Reorganization?........................8


         Dividends and Distributions.....................................................................8


         Shareholder Voting Rights.......................................................................8


         Appraisal Rights................................................................................9


INFORMATION ABOUT THE REORGANIZATION.....................................................................9


         Reasons for the Reorganization..................................................................9


         Board Considerations............................................................................9


         Agreement and Plan of Reorganization...........................................................12








                                TABLE OF CONTENTS

..........

                                                                                                                          Page

THE BOARD, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, HAS
UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION..................................................13

         Description of the LVIP Aggressive Fund's Shares...............................................13


         Federal Income Tax Consequences................................................................13


         Pro-Forma Capitalization........................................................................15


COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES........................................................15


         Investment Objectives of Each Fund.............................................................15


         Principal Investment Strategies and Risks of Each Fund.........................................16


         Other Investment Strategies and Risks of Each Fund.............................................23


PURCHASE AND REDEMPTION OF FUND SHARES..................................................................23


         Net Asset Value................................................................................23


MORE INFORMATION ABOUT THE FUNDS........................................................................25


         Management of the Funds........................................................................25


         Market Timing..................................................................................27


         Portfolio Holdings Disclosure..................................................................28


         Distributions and Federal Income Tax Considerations............................................28


         Certain Management Considerations..............................................................28


GENERAL INFORMATION.....................................................................................28


         Share Ownership................................................................................28


         Voting Information.............................................................................29


         Quorum.........................................................................................29


         Votes Necessary to Approve Proposals...........................................................29


         Effect of Abstentions..........................................................................30


         Adjournment....................................................................................30



                                TABLE OF CONTENTS



                                                                                                     Page


         Other Information..............................................................................30


         Other Business.................................................................................30


         Contract Owner Proposals.......................................................................30


         Communications to the Board....................................................................31


         Legal Matters..................................................................................31






EXHIBIT A:  Agreement and Plan of Reorganization..........................................A-1
EXHIBIT B:  Management's Discussion of Fund Performance and Financial
                      Highlights..........................................................B-1
EXHIBIT C: Ownership of Shares as of March 16, 2009...................................... C-1

                          ----------------------------

                                   PROPOSAL 1
               To Approve an Agreement and Plan of Reorganization
                          -----------------------------

                                     SUMMARY

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Proxy Statement/Prospectus and the Reorganization Agreement.

How will the Reorganization affect me?

In the proposed Reorganization, all of the assets and liabilities of the Standard and Service Class shares of the LVIP UBS Fund will be acquired by the LVIP Aggressive Fund in exchange for Standard and Service Class shares, respectively, of the LVIP Aggressive Fund. If the Reorganization is approved, Standard or Service Class shares of the LVIP Aggressive Fund will be distributed to its shareholders in liquidation of the LVIP UBS Fund, and the LVIP UBS Fund will be terminated as a series of the Trust.

Shareholders will then hold that number of full and fractional Standard or Service Class shares of the LVIP Aggressive Fund which have an aggregate net asset value equal to the aggregate net asset value of their Standard or Service Class shares of the LVIP UBS Fund as of the close of business on the date of the Reorganization. The Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes so shareholders will not recognize any taxable gain or loss as a result of the Reorganization.


The LVIP UBS Fund and the LVIP Aggressive Fund are each a separate diversified series of the Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended ("1940 Act"). Like the LVIP UBS Fund, the LVIP Aggressive Fund will declare and pay dividends from net investment income annually and will distribute net realized capital gains, if any, to the separate accounts (not to you) once a year. These dividends and distributions will continue to be reinvested by Lincoln Life and Lincoln New York in additional Standard/Service Class shares of the LVIP Aggressive Fund.


The LVIP UBS Fund and the LVIP Aggressive Fund have similar, though not identical investment objectives. The two Funds also have similar investment policies and principal risks.


However, while the investment objective of the LVIP UBS Fund is fundamental and requires shareholder approval to be changed, the investment objective of the LVIP Aggressive Fund is non-fundamental and may be changed without shareholder approval. Also, the LVIP Aggressive Fund has a different investment sub-adviser, Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, and lower aggregate fees. As of December 31, 2008, the management fees of the LVIP UBS Fund were .73% of average daily net assets of the Fund. The estimated management fees for the LVIP Aggressive Fund are .65% of average daily net assets of the Fund, including a contractual advisory fee waiver for the first year. These expenses are estimated because the LVIP Aggressive Fund has not commenced operations yet.


There is also the potential for improved asset flows into the LVIP Aggressive Fund. The LVIP Aggressive Fund is one of the new LVIP Delaware Foundation(R) Funds, which will be structured as target risk lifecycle funds. Target risk lifecycle funds are a special category of mutual funds which base their asset allocation around a specified level of risk with corresponding variations of income and growth potential. The LVIP Delaware Foundation(R) Funds are designed to appeal to, among other investors, the retirement market.


The Reorganization will not affect your rights under your variable annuity contract or variable life insurance policy. The value of your contract or policy will remain the same immediately following the Reorganization. The LVIP Aggressive Fund will sell its shares on a continuous basis at net asset value only to insurance companies and to employee benefit plans that are qualified plans under federal tax law. Lincoln Life and Lincoln New York will each keep the same separate account. The value of your contract or policy will be allocated to the same separate account and that separate account will invest in the LVIP Aggressive Fund after the Reorganization. After the Reorganization your contract or policy value will depend on the performance of the LVIP Aggressive Fund rather than that of the LVIP UBS Fund.


Why is the Reorganization being proposed?


The Reorganization is part of an effort to increase assets under management for shareholders of the LVIP UBS Fund. The LVIP Aggressive Fund has similar investment objectives, strategies and risks as the LVIP UBS Fund. The LVIP Aggressive Fund has a different sub-adviser, Delaware Management Company, a series of Delaware Management Business Trust, and lower aggregate fees.

In addition, the LVIP Aggressive Fund will be part of the LVIP Delaware Foundation(R) Funds, which will be three new series of the Trust. The LVIP Delaware Foundation(R) Funds are structured as target risk lifecycle funds and are designed to appeal to individual investors as well as retirement plan fiduciaries. This structure may offer the potential for improved assets flows into the LVIP Aggressive Fund.


The Board of Trustees believes that the Reorganization is in the best interests of the LVIP UBS Fund's shareholders.

What are the key features of the Reorganization?

The Reorganization Agreement sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Reorganization Agreement generally provides for the following:

        o The transfer in-kind of all of the assets attributable to the Standard and Service Class shares of the LVIP UBS Fund to the LVIP Aggressive Fund in exchange for Standard and Service Class shares of the LVIP Aggressive Fund having an aggregate value equal to the net asset value of the LVIP UBS Fund;
        o The assumption by the LVIP Aggressive Fund of all of the liabilities of the LVIP UBS Fund;
        o The liquidation of the LVIP UBS Fund by distribution of Standard and Service Class shares of the LVIP Aggressive Fund to the LVIP
           UBS Fund's record holders; and
        o The structuring of the Reorganization as a tax-free reorganization for federal income tax purposes.


If the Reorganization Agreement is approved by shareholders, the Reorganization is expected to be completed in the second quarter of 2009.


As another important feature of the Reorganization, the LVIP Aggressive Fund will have a lower fee structure compared to the LVIP UBS Fund. The comparative fees are more fully discussed in the section entitled "How will the Reorganization affect me?" and "How do the Funds' fees and expenses compare?"

Will I be able to purchase and redeem shares, change my investment options, annuitize and receive distributions the same way?

Yes. The Reorganization will not affect your right to purchase and redeem shares, to change among the separate account options offered by Lincoln Life and Lincoln New York, as applicable, to annuitize, and to receive distributions as permitted with respect to your account under your insurance policy or contract. After the Reorganization, you will be able to purchase additional Standard or Service Class shares, as applicable, of the LVIP Aggressive Fund for your account under your insurance policy or contract. For more information, see "Dividends and Distributions" and "Purchase and Redemption of Fund Shares" below.

Will I have to pay any sales load, commission or other transactional fee in connection with the Reorganization?

No. The full value of your shares of the LVIP UBS Fund will be exchanged for shares of the same class of the LVIP Aggressive Fund without any sales load, commission or other transactional fee being imposed.


The LNC organization will pay expenses of the Reorganization, including the preparation of the Registration Statements, printing and distributing proxy materials, legal fees, account fees, and expenses of holding a shareholders' meeting, and brokerage costs associated with repositioning the LVIP Aggressive Fund's portfolio holdings in connection with the Reorganization.


How does the Board of Trustees recommend that I vote?

The Board of Trustees is recommending that you provide voting instructions to APPROVE the proposal.

What happens if shareholders do not approve the Proposal?

If the LVIP UBS Fund shareholders do not approve the Reorganization Agreement, the Reorganization will not occur. In such an event, the LVIP UBS Fund will continue to operate separately, and the Adviser and the Board of Trustees of the Trust will determine what additional steps may be appropriate and in the best interests of the LVIP UBS Fund and its shareholders. Since the LVIP Aggressive Fund is a newly created fund, the Fund may or may not commence operations without the initial funding from the assets of the LVIP UBS Fund.

How do the Funds' investment objectives, principal investment strategies and risks compare?


The LVIP UBS Fund and the LVIP Aggressive Fund (collectively, the "Funds") have similar, although not identical, investment objectives, policies and principal risks. Both Funds are diversified series of the Lincoln Trust. The investment objective of the LVIP UBS Fund is long-term total return (capital appreciation plus current interest) consistent with preservation of capital, whereas the LVIP Aggressive Fund is to seek long-term capital growth.

The primary investment strategies of the Funds are similar. The LVIP UBS Fund is an asset allocation fund that pursues its objective by investing in equity (stocks) and fixed income securities (debt obligations) of issuers located within and outside the U.S. Under normal circumstances, the Fund will allocate its assets between equity and fixed income securities. The LVIP Aggressive Fund also pursues its investment objectives by investing in a diversified portfolio of securities of different asset classes and investment styles. Specifically, the LVIP Aggressive Fund initially will target that its nets assets will be invested in the following asset categories: U.S. equities 40%; international equities 30%; emerging markets 10%; bonds 18%; and cash equivalents 2%. Some of the asset categories include multiple investment styles, with the result that the LVIP Aggressive Fund has the ability to invest in nine different asset classes: U.S. large cap core, U.S. mid and large cap growth, U.S. large cap value, U.S. small cap core, international value equity, international growth, emerging markets, fixed income, and cash equivalents.

Shareholders should consider the similarities and differences in the investment policies and strategies of, and portfolio securities held by, each Fund. The investment policies and strategies of the Funds are summarized below and described in greater detail under the heading "Comparison of Investment Objectives and Policies."

Because the LVIP UBS Fund and the LVIP Aggressive Fund have similar investment objectives and strategies, they are subject to similar risks. One of the principal risks of investing in either the LVIP UBS Fund or the LVIP Aggressive Fund is the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of the Fund's stock investments and, therefore, the value of the Fund's shares held under your contract to fluctuate, and you could lose money. The LVIP UBS Fund and the LVIP Aggressive Fund are also subject to interest rate and credit risk with respect to their fixed income investments. Both Funds are subject to the additional risks of below investment grade bonds, also known as high yield bonds or junk bonds, exchange traded funds, foreign investments, and emerging markets investments. The LVIP Aggressive Fund is also subject to the risks associated with global real estate. For a detailed discussion of additional risks, see the section entitled "Principal Investment Strategies and Risks of Each Fund" below.


How do the Funds' fees and expenses compare?

Both the LVIP UBS Fund and the LVIP Aggressive Fund offer two classes of shares, Standard Class and Service Class shares. You will not pay any initial or deferred sales charge in connection with the Reorganization.


The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each of the Funds. The fees and expenses shown for the shares of the LVIP UBS Fund as set forth in the following table and in the examples are based on actual expenses for the LVIP UBS Fund and for the year ended December 31, 2008. The amounts for the LVIP Aggressive Fund and the LVIP Aggressive Fund (Pro Forma) are based on what the estimated expenses of the Funds would have been for the year ended December 31, 2008, after giving effect to the proposed Reorganization.


THESE TABLES DO NOT REFLECT ANY FEES, EXPENSES AND WITHDRAWAL CHARGES IMPOSED BY THE VARIABLE ANNUITY CONTRACTS OR VARIABLE LIFE INSURANCE POLICIES FOR WHICH THE FUNDS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.


-------------------------------------- ------------------------- -------------------------- --------------------------
                                            LVIP UBS Fund          LVIP Aggressive Fund       LVIP Aggressive Fund
                                                                                                   (Pro Forma)
-------------------------------------- ------------------------- -------------------------- --------------------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
                                        Standard      Service     Standard      Service      Standard      Service
                                          Class        Class        Class        Class         Class        Class
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
----------------------------------------------------------------------------------------------------------------------
Shareholder Fees (fees paid by the investor directly)
----------------------------------------------------------------------------------------------------------------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Sales Charge (Load) Imposed on             N/A          N/A          N/A          N/A           N/A          N/A
Purchases
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Deferred Sales Charge (Load)               N/A          N/A          N/A          N/A           N/A          N/A
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Maximum Sales Charge (Load) Imposed        N/A          N/A          N/A          N/A           N/A          N/A
on Reinvested
Dividends
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Redemption                                 N/A          N/A          N/A          N/A           N/A          N/A
Fee
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Exchange                                   N/A          N/A          N/A          N/A           N/A          N/A
Fee
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
----------------------------------------------------------------------------------------------------------------------
Annual Fund Operating Expenses (expenses that are deducted from fund assets)
----------------------------------------------------------------------------------------------------------------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Management Fees                           0.74%        0.74%        0.75%        0.75%         0.75%        0.75%
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Distribution and 12b-1 Fees               None         0.25%        None         0.25%         None         0.25%
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Other Expenses                            0.11%        0.11%        0.11%        0.11%         0.11%        0.11%
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Acquired Fund Fees and Expenses
(AFFE)                                   0.03%(1)    0.03%(1)     0.03%(1)      0.03%(1)     0.03%(1)      0.03%(1)
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Total Annual Fund Operating Expenses
                                          0.88%        0.13%        0.89%        1.14%         0.89%        1.14%
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Less Fee Waiver and Expense
Reimbursements                             N/A          N/A                   (0.13)(2)(,)(3(0.13)(2)(,)((0.13)(2)(,)(3)
                                                                 (0.13)(2)(,)(3)
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------
Total Net Annual Fund Operating
Expenses                                  0.88%        1.13%        0.76%        1.01%         0.76%        1.01%
-------------------------------------- ------------ ------------ ------------ ------------- ------------ -------------

(1)Acquired Fund Fees and Expenses (AFFE) in the chart are based on the 2008 fees and expenses of the Relationship Funds owned by the fund during 2008 and are provided to show you an estimate of the underlying fee and expenses attributable to the fund.
(2)LIAC has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.
(3)LIAC has contractually agreed to reimburse the fund's Standard Class to the extent that the fund's total Fund Operating Expenses, excluding any underlying fund fees, exceed .73% of average daily net assets. LIAC has contractually agreed to reimburse the fund's Service Class to the extent that the fund's total Fund Operating Expenses, excluding any underlying fund fees, exceed .98% of average daily net assets. This agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless LIAC provides written notice of termination to the fund.



The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five-, and ten-year periods. The examples are intended to help you compare the cost of investing in the LVIP UBS Fund versus the LVIP Aggressive Fund and the LVIP Aggressive Fund (Pro Forma), assuming the Reorganization takes place. The pro forma amounts are based on what the estimated expenses of the LVIP Aggressive Fund (Pro Forma) would be assuming the Reorganization was completed on January 1, 2008. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.

THE EXAMPLES DO NOT REFLECT ANY FEES, EXPENSES OR WITHDRAWAL CHARGES IMPOSED BY THE VARIABLE ANNUITY CONTRACTS OR VARIABLE LIFE INSURANCE POLICIES FOR WHICH THE FUNDS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.


                                                                         LVIP UBS Fund
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $90                $281                $488               $1,084
Service Class                                   $115                $359                $622               $1,375


                                                                    LVIP Aggressive Fund(A)
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $78                $271                $480               $1,084
Service Class                                   $103                $349                $615               $1,374

                                                              LVIP Aggressive Fund (Pro Forma)(A)
                                              One Year           Three Years         Five Years          Ten Years
                                           ----------------    ----------------    ----------------    ---------------
Standard Class                                   $78                $271                 $480              $1,084
Service Class                                   $103                $349                $615               $1,374

(A) These examples reflect the net operating expenses with expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years two through ten.

How do the Funds' performance records compare?

The following charts show how shares of the LVIP UBS Fund performed in the past. The LVIP Aggressive Fund has not yet commenced operations. Consequently, no performance information is available. After the Reorganization, the LVIP Aggressive Fund, as the successor to the LVIP UBS Fund, will assume and publish the investment performance record of the LVIP UBS Fund.

PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS

Additional information regarding the performance of the LVIP UBS Fund is contained in "Management's Discussion of Fund Performance and Financial Highlights" in Exhibit B to this Proxy Statement/Prospectus.

Year-by-Year Total Return (%)

The tables provide some indication of the risks of investing your contract assets in the LVIP UBS Fund's Standard Class and Service Class shares. The information shows: (a) changes in each class's shares' performance from year to year; and (b) how each class's shares' average annual returns for one year, five year, ten year or since inception periods compare with those of a broad measure of market performance. Please note that the past performance of a Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns do not reflect variable contract expenses. If reflected, the returns shown would be lower.


                                           LVIP UBS Fund (Standard Class)
    1999         2000        2001        2002       2003       2004        2005        2006      2007        2008
-------------- ---------- ----------- ----------- ---------- ---------- ------------ --------- ---------- ------------
   11.33%       (5.44%)    (7.88%)     (11.89%)    20.40%     13.54%       6.80%      14.51%     6.37%     (26.86%)

During the periods shown in the above chart, the LVIP UBS Fund's Standard
Class's highest return for a quarter occurred in the second quarter 2003 at 12.15%. The LVIP UBS Fund's Standard Class's lowest return for a quarter occurred in the fourth quarter of 2008 at (20.02%).



                                           LVIP UBS Fund (Service Class)*
     1999         2000       2001       2002       2003       2004        2005        2006       2007        2008
--------------- ---------- ---------- ---------- ---------- --------- ------------- ---------- ---------- ------------
     N/A           N/A        N/A        N/A        N/A      13.27%      6.53%       14.23%      6.11%     (33.38%)
*The Fund's Service Class commenced operations on May 15, 2003. Lifetime performance of the indices are noted below.

During the periods shown in the above chart, the LVIP UBS Fund's Service Class's highest return for a quarter occurred in the fourth quarter 2004 at 9.76%. The
LVIP UBS Fund's Service Class's lowest return for a quarter occurred in the fourth quarter of 2008 at (20.07%).



Average Annual Total Return (for the period ended 12/31/2008)


                                                               1 Year            5 Years                   10 Years
                                                               ------            -------                   --------



LVIP UBS Fund (Standard Class)                               (26.86%)              1.89%                       2.66%
Russell 3000(R) Index *                                      (37.31%)            (2.00%)                     (0.80%)
MSCI World Index**                                           (40.33%)              0.00%                     (0.20%)
Citigroup WGBI Index***                                       10.89%              6.05%                       5.90%
GSMI****                                                     (26.86%)              1.89%                       2.66%


* The Russell 3000 Index represents a broad U.S. equities universe representing approximately 98% of the market. It is designed to provide a representative indication of the capitalization and return for the U.S. equity market. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.

** The MSCI World Index is a broad-based securities index that represents the U.S. and developed international equity markets in terms of capitalization and performance. It is designed to provide a representative total return for all major stock exchanges located inside and outside the United State. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.
*** The Citigroup World Government Bond Index (WGBI) represents the broad global fixed income markets and includes debt issues of U.S. and most developed international governments, governmental entities and supranationals. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.
**** The Global Securities Markets Index (GSMI) is an unmanaged index compiled by UBS Global AM, the fund's sub-adviser. The GSMI is constructed as follows: 40% Russell 3000 Index; 22% MSCI World Ex USA
         (Free) Index; 21% Citigroup U.S. Broad Investment Grade Bond Index; 9% Citigroup Non-U.S. World Government Bond Index; 3% Merrill Lynch U.S. High Yield Cash Pay Constrained Index; 3% MSCI Emerging Markets (Free) Index; and 2% JP Morgan EMBI Global.


Average Annual Total Return (for the period ended 12/31/2008)

                                                               1 Year                 5 Years            Lifetime*
                                                               ------                 -------            ---------


LVIP UBS Fund (Service Class)                                (33.38%)                 (0.52%)               1.73%
Russell 3000(R) Index **                                     (37.31%)                  (2.0%)
MSCI World Index***                                          (40.33%)                   0.00%
Citigroup WGBI Index****                                       10.89%                   6.05%                   %
GSMI*****                                                    (26.86%)                   1.89%                   %

*        The Fund's Service Class commenced operations on May 15, 2003.
         Lifetime index performance, however, began May 1, 2003.
** The Russell 3000 Index represents a broad U.S. equities universe representing approximately 98% of the market. It is designed to provide a representative indication of the capitalization and return for the U.S. equity market. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.
*** The MSCI World Index is a broad-based securities index that represents the U.S. and developed international equity markets in terms of capitalization and performance. It is designed to provide a representative total return for all major stock exchanges located inside and outside the United State. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.
**** The Citigroup World Government Bond Index (WGBI) represents the broad global fixed income markets and includes debt issues of U.S. and most developed international governments, governmental entities and supranationals. The Index does not reflect the deduction of fees, expenses or taxes. It was added as a basis of comparison for the fund because it was viewed as being widely recognized and used in the area of global asset allocation.
***** The Global Securities Markets Index (GSMI) is an unmanaged index compiled by UBS Global AM, the fund's sub-adviser. The GSMI is constructed as follows: 40% Russell 3000 Index; 22% MSCI World Ex USA
         (Free) Index; 21% Citigroup U.S. Broad Investment Grade Bond Index; 9% Citigroup Non-U.S. World Government Bond Index; 3% Merrill Lynch U.S. High Yield Cash Pay Constrained Index; 3% MSCI Emerging Markets (Free) Index; and 2% JP Morgan EMBI Global.
Who will be the investment adviser/sub-adviser of my Fund after the Reorganization?

Lincoln Investment Advisors Corporation ("LIAC" or the "Adviser"), a registered investment adviser and wholly owned subsidiary of Lincoln National Corporation, serves as the investment adviser for the both the LVIP UBS Fund and the LVIP Aggressive Fund.

The current sub-adviser of the LVIP UBS Fund is UBS Global Asset Management (Americas) Inc.("UBS Global AM"), which has responsibility for the day-to-day investment decisions for that Fund. UBS Global AM, a Delaware corporation, is an investment adviser registered with the U.S. Securities and Exchange Commission. UBS Global AM is an indirect, wholly owned subsidiary of UBS Global Asset Management Division ("UBS AG"). UBS AG is an internationally diversified organization headquartered in Zurich, Switzerland, with operations in many areas of the financial services industry.

LIAC has retained Delaware Management Company ("DMC"), a series of Delaware Management Business Trust ("DMBT"), to serve as the LVIP Aggressive Fund's sub-adviser and make the day-to-day investment decisions for that Fund. DMBT is registered with the SEC as an investment adviser and is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.


What will the advisory and sub-advisory fees be after the Reorganization?


The following table shows the effective fee rate that the LVIP UBS Fund paid to the Adviser for the year ended December 31, 2008 as a percent of the Fund's average net assets, and the fee that the Adviser in turn paid to DMC as the sub-adviser for the same period. The table also shows the effective fee rate that the LVIP Aggressive Fund would have paid to the Adviser for the year ended December 31, 2008 assuming that the proposed fee rate was in effect with the asset levels of the LVIP UBS Fund, and the fee that the Adviser in turn would have paid to DMC as the sub-adviser under the same assumptions. The LVIP Aggressive Fund is a newly created fund, which has not yet commenced operations, nor paid any actual advisory or sub-advisory fees.


---------------------------------- ----------------- --------------------- ------------------ -------------------------
                                                     Effective Fee Rate                       Effective Fee Rate for
                                                     for Adviser                              Sub-Adviser
                                                     (annual rate as a %                      (annual rate as a % of
                                                     of average daily                         average daily net
Fund                               Adviser           net assets)           Sub-Adviser        assets)
================================== ================= ===================== ================== =========================
================================== ================= ===================== ================== =========================
LVIP UBS Fund                      LIAC              0.73%                 UBS                0.45%
---------------------------------- ----------------- --------------------- ------------------ -------------------------
---------------------------------- ----------------- --------------------- ------------------ -------------------------
LVIP Aggressive Fund               LIAC              0.65%(1)              DMC                0.35%
---------------------------------- ----------------- --------------------- ------------------ -------------------------

(1)The Effective Fee Rate for Adviser includes the advisory fee waiver of 0.10% of average daily net assets of the fund. The fee waiver will continue at least through April 30, 2010 and renew automatically for one-year terms unless the Adviser provides written notice of termination to the fund.

What will be the primary federal tax consequences of the Reorganization?

The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. Assuming the Reorganization qualifies for such treatment and each shareholder's variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each shareholder will not recognize taxable income as a result of the Reorganization. As a condition to the closing of the Reorganization, the LVIP UBS Fund will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Dividends and Distributions

Both Funds declare and pay dividends from net investment income and net realized capital gains each year to its shareholders. A fund may distribute net realized capital gains only once a year. As described in more detail in "More Information About the Funds -- Distributions" below, all dividends and distributions are reinvested automatically in additional shares of the same class of the respective Fund at net asset value.

Shareholder Voting Rights

Neither the LVIP UBS Fund nor the LVIP Aggressive Fund, each a series of the same Delaware statutory trust, holds annual shareholder meetings. The 1940 Act requires that a shareholder meeting be called for the purpose of electing Trustees at such time as less than a majority of Trustees holding office have been elected by shareholders. Meetings of the shareholders may be called at any time by the Board of Trustees or by the chairperson of the Board or by the President of the Trust. To the extent required by the 1940 Act, meetings of the shareholders for the purpose of voting on the removal of any Trustee shall be called promptly by the Trustees upon the written request of shareholders holding at least 10% of the outstanding shares of the Trust entitled to vote.

Appraisal Rights

Under the laws of the State of Delaware, shareholders of neither the LVIP UBS Fund nor the LVIP Aggressive Fund have appraisal rights in connection with a combination or acquisition of the assets of another fund.

                      INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization

The Reorganization is part of an effort to increase assets under management for shareholders of the LVIP UBS Fund. The LVIP Aggressive Fund has similar investment objectives, strategies and risks as the LVIP UBS Fund. However, the Aggressive Fund will have a different sub-adviser, Delaware Management Company, a series of Delaware Management Business Trust, and lower aggregate fees.


There is also the potential for improved asset flows from the LVIP Aggressive Fund being a part of the LVIP Delaware Foundation(R) Funds, which will be three new series of the Trust. The LVIP Delaware Foundation(R) Funds will be structured as target risk lifecycle funds, a special category of mutual funds that base their asset allocation around a specified level of risk with corresponding variations of income and growth potential. The LVIP Delaware Foundation(R) Funds are designed to appeal to retirement plan fiduciaries as an investment choice to be included in certain investment products.


Board Considerations

Background

On December 9, 2008, the Board of Trustees of the Trust met to consider the organization and offering of the LVIP Delaware Foundation(R) Conservative Allocation Fund, LVIP Delaware Foundation(R) Aggressive Allocation Fund and LVIP Delaware Foundation(R) Moderate Allocation Fund (together, the "LVIP Delaware Foundation(R) Funds") including the appointment of Lincoln Investment Advisory Corporation ("LIAC") as investment adviser and Delaware Management Company ("DMC"), a series of Delaware Management Business Trust, as sub-adviser to the LVIP Delaware Foundation(R) Funds.


Also on December 9, 2008, the Board of Trustees of the Trust considered the reorganization of the LVIP Managed Fund (an "Acquired Fund") into LVIP Delaware Foundation(R) Conservative Allocation Fund (an "Acquiring Fund"), LVIP UBS Global Asset Allocation Fund (an "Acquired Fund") into LVIP Delaware Foundation(R) Aggressive Allocation Fund (an "Acquiring Fund") and the reorganization of Delaware VIP Balanced Series into LVIP Delaware Foundation(R) Moderate Allocation Fund (an "Acquiring Fund"), each to take place pursuant to an Agreement and Plan of Reorganization (the "Agreements," and each transaction a "Reorganization"). Officers of the Trust ("Fund Management") provided information regarding the reasons for the proposals and information regarding each Reorganization.


The trustees who are not "interested persons" of the Trust (as such term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) ("the Independent Trustees"), reported that they had met in executive session with their independent legal counsel and reviewed materials provided by Fund Management, LIAC and DMC. In addition, the Independent Trustees reviewed a memorandum from their independent legal counsel that advised them of their fiduciary duties pertaining to approval of investment advisory and sub-advisory agreements and the factors that they should consider in approving such agreements.


With respect to the Reorganizations, independent legal counsel advised the Independent Trustees of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve the merger of affiliated funds. The Independent Trustees noted the representation by Fund Management that there would be no dilutive effect upon the shareholders of the funds participating in each Reorganization. In considering approval of the agreements and the Reorganizations, the Independent Trustees did not identify any single factor or group of factors as all-important or controlling and considered all factors together. The Independent Trustees reported that they had considered the following factors and reached the following conclusions with respect to their recommendations to the Board of Trustees. Upon receiving the report of the Independent Trustees, the Board adopted the considerations and conclusions of the Independent Trustees.


Advisory Agreement with LIAC


In considering the approval of the investment advisory agreement with LIAC for each of the LVIP Delaware Foundation(R) Funds, the Board considered the nature, extent and quality of services proposed to be provided to the LVIP Delaware Foundation(R) Funds by LIAC, including LIAC personnel, resources, compliance efforts and oversight of DMC and that LIAC serves as investment adviser for the currently existing funds of the Trust. The Board reviewed the services to be provided by LIAC in serving as investment adviser and overseeing a sub-adviser, the personnel constituting the investment oversight and compliance staff, regulatory and compliance matters and considered that LIAC would delegate day-to-day portfolio management responsibility for the LVIP Delaware Foundation(R) Funds to DMC. The Board also considered that Lincoln Life would provide administrative services for the LVIP Delaware Foundation(R) Funds as it does for the existing funds of the Trust and that certain Lincoln Life personnel would also be providing services to the LVIP Delaware Foundation(R) Funds on behalf of LIAC. Based on this information, the Board concluded that the services to be provided by LIAC were expected to be acceptable.

The Board reviewed the proposed management fee and estimated expense ratios for each LVIP Delaware Foundation(R) Fund, and noted Fund Management's agreement to waive a portion of each LVIP Delaware Foundation(R) Fund's management fee ("net management fee") and to impose expense limitations or expense reimbursements for a period of time for each LVIP Delaware Foundation(R) Fund. The Board also compared the net management fees to the management fees in a Morningstar Peer Group selected by Fund Management and noted that although the proposed net management fee for each LVIP Delaware Foundation(R) Fund was higher than the mean of the Morningstar Peer Group, the total expense ratio for each LVIP Delaware Foundation(R) Fund was lower than the mean of the Morningstar Peer Group. The Board concluded that the management fees, together with the management fee waivers and the expense limitations/reimbursement arrangements, were reasonable.

The Board also reviewed the pro forma profitability analysis to LIAC with respect to the LVIP Delaware Foundation(R) Funds and concluded that the estimated profitability of LIAC in connection with the management of the LVIP Delaware Foundation(R) Funds was not unreasonable.

The Board considered the extent to which economies of scale would be realized as the LVIP Delaware Foundation(R) Funds grow and whether the fee levels reflect a reasonable sharing of such economies of scale for the benefit of Fund investors. However, because the LVIP Delaware Foundation(R) Funds are newly organized, the Board determined to review economies of scale in the future after the LVIP Delaware Foundation(R) Funds have commenced operations.

The Board considered any additional benefits LIAC may receive due to its association with the LVIP Delaware Foundation(R) Funds, and noted that affiliates of LIAC provide various services to other LVIP Funds and are proposed to provide similar services to the LVIP Delaware Foundation(R) Funds. The Board also noted that Lincoln Life may be eligible to claim on its tax returns dividends received deductions in connection with dividends received from the LVIP Funds by Lincoln Life holding fund shares on behalf of contract holders.

Sub-Advisory Agreement with DMC

In considering the approval of the proposed sub-advisory agreement between LIAC and DMC on behalf of the LVIP Delaware Foundation(R) Funds, the Board considered the nature, extent and quality of services to be provided by DMC under the sub-advisory agreement. The Board was informed that the proposed sub-advisory agreement contains substantially the same terms as those in place under the current sub-advisory agreements for the other LVIP funds for which DMC serves as sub-adviser. The Board considered the services provided to existing funds in the Trust currently subadvised by DMC. The Board reviewed the services to be provided by DMC, the background of the investment professionals proposed to service the LVIP Delaware Foundation(R) Funds and the resources and investment process of DMC. The Board also considered DMC's in-person presentation at the Board meeting concerning the construction of the active asset allocation strategies to be used for the LVIP Delaware Foundation(R) Fund and information concerning the different investment sleeves used in the investment strategy. The Independent Trustees concluded that the services to be provided by DMC were expected to be acceptable.

The Board considered the sub-advisory fee to be paid to DMC and considered that the rate of the proposed sub-advisory fee was negotiated between LIAC and DMC and that LIAC would compensate DMC from its fee and concluded the proposed sub-advisory fees were reasonable. The Board considered that DMC has the ability to obtain research with soft dollars that may or may not be used for the LVIP Delaware Foundation(R) Funds and may be used for the benefit of other clients of DMC.

Reorganizations


The Independent Trustees reported their findings to the Board of Trustees, and the other Trustee, who is an "interested person" (as such term is defined in the 1940 Act) adopted the considerations and conclusions of the Independent Trustees. In considering each of the above Reorganizations for the Acquiring Funds and Acquired Funds, based on information provided to them by Fund Management, the Board considered a number of factors, including:

        o that the Acquired Funds could provide seed capital for the LVIP Delaware Foundation(R) Funds;

        o  that the Acquiring Funds would be structured as QDIAs
           (Qualified Default Investment Alternatives) under the Pension Protection Act of 2006, which could make them attractive investments for certain qualified plans;

        o Fund Management's belief that as the total expense ratios with the management fee waiver and expense limitation would be lower than the mean of the Morningstar peer groups, the Acquiring Funds should be competitive choices as QDIAs;

        o that the sleeve structure of the active asset allocation strategy would be less expensive to shareholders than a fund of funds structure;

        o that each Reorganization has been structured as a tax free transaction for federal income tax purposes; and

        o that the Lincoln National Corporation organization has agreed to bear the costs of each Reorganization, including the preparation of the prospectus/proxy statements, printing and distributing the Acquired Funds' proxy materials, legal fees, auditor fees, expenses of holding shareholder meetings and the brokerage costs associated with repositioning the Funds' portfolios.

With respect to the LVIP UBS Fund, the Board also considered:

        o  that total expenses and management fee would be reduced;

        o  the performance of the fund over recent periods; and

        o the similarity of the Acquiring Fund's investment objective, restrictions and policies to the LVIP UBS Fund.


Based upon the foregoing, the Board determined on December 9, 2008, that participation in the respective Reorganization is in the best interests of each Acquired Fund and Acquiring fund, and the interests of existing shareholders of each Acquired Fund and Acquiring Fund will not be diluted as a result of the Reorganization. On that same date, the Board approved the Reorganization with respect to each Acquired Fund and Acquiring Fund.


Agreement and Plan of Reorganization

The following summary is qualified in its entirety by reference to the Reorganization Agreement (the form of which is attached as Exhibit A to this Proxy Statement/Prospectus).

The Reorganization Agreement provides that the LVIP Aggressive Fund will acquire all of the assets, subject to all of the liabilities, of the LVIP UBS Fund in exchange for shares of the LVIP Aggressive Fund. Subject to the satisfaction of the conditions described below, such acquisition is scheduled to occur as of the close of business on Friday, April 30, 2009, or on a later date as the parties may agree ("Effective Time"). The net asset value per share of each class of the LVIP UBS Fund and the net asset value per share of the respective class of the LVIP Aggressive Fund will be determined by dividing the assets of each share class, less liabilities, by the total number of the outstanding shares of that class. The method of valuation to be employed to value the securities of each Fund is in accordance with methods set forth in each Fund's respective current registration statement on Form N-1A and the Trust's valuation procedures then in effect.

The number of full and fractional shares of the LVIP Aggressive Fund you will receive in the Reorganization will be equal in value to the value of your shares of the LVIP UBS Fund as of 4 p.m. on the day of the Effective Time (unless trading on the New York Stock Exchange or other exchange on which the Funds' investments primarily trade is disrupted, in which case the Effective Time may be postponed until the first business day after the day on which normal trading resumes on such exchange). Promptly after the Effective Time, the Trust will cause to be registered on its transfer agency books in the name of each record holder of LVIP UBS Fund shares immediately prior to the Reorganization the number of LVIP Aggressive Fund shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

The Board has determined, with respect to the LVIP UBS Fund and the LVIP Aggressive Fund that the interests of shareholders of each of those Funds will not be diluted as a result of the Reorganization and that participation in the Reorganization is in the best interests of each of those Funds and its shareholders. The Lincoln National Corporation ("LNC") organization will bear the costs of the Reorganization, which include preparation of the Proxy Statement/Prospectus, printing and distributing the LVIP UBS Fund's proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. The brokerage costs associated with repositioning the LVIP Aggressive Fund's portfolio in connection with the Reorganization will also be paid by the LNC organization.

The Reorganization Agreement may be terminated and the Reorganization abandoned at any time prior to the consummation of the Reorganization, before or after approval by the shareholders of the LVIP UBS Fund, if circumstances should develop that, in the Board's opinion, make proceeding with the Reorganization inadvisable. The Reorganization Agreement provides that the Reorganization is conditioned upon: (1) the Reorganization Agreement being approved by shareholders of the LVIP UBS Fund; and (2) the Trust receiving the opinion of the Trust's counsel that the transaction contemplated by the Reorganization Agreement will constitute a tax-free reorganization for federal income tax purposes.


Shareholders of the LVIP UBS Fund as of the Closing Date will receive shares of the LVIP Aggressive Fund in accordance with the procedures provided for in the Reorganization Agreement, as described above. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholder for more money.


Approval of the Reorganization Agreement will require the affirmative vote of a majority of the outstanding shares of the LVIP UBS Fund with all classes voting together and not by class. See "Voting Information" and "Votes Necessary to Approve Proposals."

            THE BOARD, INCLUDING ALL OF THE INDEPENDENT TRUSTEES, HAS
             UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION

Description of the LVIP Aggressive Fund's Shares


Shareholders of the LVIP UBS Fund as of the Closing Date will receive shares of the LVIP Aggressive Fund in accordance with the procedures provided for in the Reorganization Agreement. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money. Full and fractional shares of the respective class of shares of the LVIP Aggressive Fund will be issued to the LVIP UBS Fund's shareholders in accordance with the procedures detailed in the Reorganization Agreement. The LVIP Aggressive Fund will not issue share certificates. The shares of the LVIP Aggressive Fund to be issued to the LVIP UBS Fund's shareholders and recorded on the shareholder records of the LVIP Aggressive Fund will have no pre-emptive or conversion rights.


Federal Income Tax Consequences

Assuming each Contract Owner's variable annuity contract or variable life insurance policy is treated as a variable annuity for federal income tax purposes, each Contract Owner will not recognize taxable income as a result of the Reorganization.

For purposes of this Federal Income Tax Consequences section, "Record Holder" refers to the separate accounts through which Lincoln Life and Lincoln New York own shares of the LVIP UBS Fund. The Reorganization is intended to qualify for federal income tax purposes as a tax free reorganization under section 368(a)(1) of the Internal Revenue Code of 1986 (the "Code"). As a condition to the closing of the Reorganization, the LVIP Aggressive Fund and the LVIP UBS Fund will receive an opinion from the law firm of Dechert LLP substantially to the effect that:

     1. The acquisition by the LVIP Aggressive Fund of the assets of the LVIP UBS Fund in exchange for LVIP Aggressive Fund's shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code;

     2. No gain or loss will be recognized by the LVIP Aggressive Fund upon its receipt of the assets of the LVIP UBS Fund in exchange for shares of the LVIP Aggressive Fund;

     3. No gain or loss will be recognized by the LVIP UBS Fund upon the transfer of all of its assets to the LVIP Aggressive Fund;

     4. No gain or loss will be recognized by the Record Holders of the LVIP UBS Fund's shares upon their receipt of LVIP Aggressive Fund's shares in exchange for their LVIP UBS Fund's shares;

     5. The tax basis of the LVIP Aggressive Fund's shares received by the Record Holders of the LVIP UBS Fund's shares will be the same as the basis of the LVIP UBS Fund's shares exchanged therefor;

     6. The tax basis of the assets of the LVIP UBS Fund received by the LVIP Aggressive Fund will be the same as the tax basis of such assets held by the LVIP UBS Fund immediately prior to the exchange;

     7. The holding period of the assets of the LVIP UBS Fund transferred to the LVIP Aggressive Fund will include the period during which such assets were held by the LVIP UBS Fund; and

     8. The holding period of the LVIP Aggressive Fund's Shares received by the Record Holders of the LVIP UBS Fund's shares will include the holding period of the LVIP UBS Fund's shares exchanged therefore, provided that at the time of the exchange, the LVIP UBS Fund's shares were held as capital assets on the date of the Reorganization;

The LVIP Aggressive Fund's utilization after the Reorganization of any pre-Reorganization losses realized by the LVIP UBS Fund to offset gains realized by the LVIP Aggressive Fund could be subject to limitation in future years.

Pro-Forma Capitalization


The following table sets forth the capitalization of the LVIP UBS Fund and the LVIP Aggressive Fund as of December 31, 2008 and the capitalization of the LVIP Aggressive Fund on a pro-forma basis, assuming the Reorganization occurred on that date. Because the LVIP Aggressive Fund is a newly created fund," the LVIP Aggressive Fund had no assets as of such date.

                       Capitalization of LVIP UBS Fund and
                         LVIP Aggressive Fund Pro Forma
                      (as of December 31, 2008) (Unaudited)




                                            LVIP UBS Fund          LVIP Aggressive       LVIP Aggressive Fund
                                                                                               Pro Forma
                                                                     Fund (Before               (After
                                                                   Reorganization)          Reorganization)
                                           -----------------     ---------------------   ----------------------
                                           -----------------     ---------------------   ----------------------
Net Assets
         Standard Class                        $158,129,116                       N/A             $158,129,116
         Service Class                          $46,292,087                       N/A              $46,292,087
                                           -----------------     ---------------------   ----------------------
                                           -----------------     ---------------------   ----------------------
Total Net Assets                               $204,421,203                       N/A             $204,421,203
                                           =================     =====================   ======================
                                           =================     =====================   ======================


Net Asset Value Per Share
         Standard Class                                   $                       N/A        $           8.695
                                                      8.695
         Service Class                                    $                       N/A        $           8.696
                                                      8.696

Shares Outstanding
         Standard Class                          18,187,063                       N/A               18,187,063
         Service Class                            5,323,226                       N/A                5,323,226
                                           -----------------     ---------------------   ----------------------
                                           -----------------     ---------------------   ----------------------
Total Shares Outstanding                         23,510,289                       N/A               23,510,289
                                                 ==========                                         ==========

The table should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.



                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES


The following discussion comparing investment objectives, policies and restrictions of the LVIP UBS Fund and the LVIP Aggressive Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions set forth in the prospectuses of the LVIP UBS Fund, dated April 30, 2008; and the prospectus of the LVIP Aggressive Fund, dated March ___, 2008.


Investment Objectives of Each Fund


The LVIP UBS Fund's investment objective is long-term total return (capital appreciation plus current income) consistent with preservation of capital. The LVIP Aggressive Fund's investment objective is to seek long-term capital growth. Unlike the LVIP UBS Fund's investment objective which is fundamental, the LVIP Aggressive Fund's investment objective is non-fundamental and may be changed without shareholder approval.


Principal Investment Strategies and Risks of Each Fund

LVIP UBS Fund


The LVIP UBS Fund pursues its objective of long-term total return consistent with the preservation of capital, by investing in equity (stocks) and fixed income securities (debt obligations) of issuers located within and outside the U.S. Under normal circumstances, the Fund will allocate its assets between equity and fixed income securities.


The Fund is a multi-asset fund and invests in each of the major asset classes based upon the assessment of prevailing market conditions in the U.S. and abroad:


o        U.S. equities;
o        International equities;
o        U.S. fixed income;
o        International fixed income;
o        Emerging markets equities;
o        Emerging market fixed income;
o        U.S. high yield; and
o        Cash.


The sub-adviser uses analyses of critically important global economic and market factors to help decide how much will be invested in each of the asset classes and which specific types of securities will be bought or sold within each asset class. The Fund's risk is carefully monitored with consideration given to the risk generated by individual positions, sector, country and currency views.

Equity Asset Class

Within the equity portion of the Fund, the sub-adviser selects securities whose fundamental values it believes are greater than their market prices. In this context, the fundamental value of a given security is the Fund's assessment of what a security is worth. The sub-adviser bases its estimates of value upon economic, industry and company analysis, as well as upon a company's management team, competitive advantage and core competencies. The Fund then compares its assessment of a security's value against the prevailing market prices, with the aim of constructing a portfolio of stocks with attractive relative price/value characteristics.

For each security under analysis, the fundamental value estimate is compared to the company's current market price to ascertain whether a valuation anomaly exists. A stock with a market price below the estimated intrinsic or fundamental value would be considered a candidate for inclusion in the Fund. The comparison between price and intrinsic or fundamental value allows comparisons across industries and countries.

While the sub-adviser's investment decisions with respect to the equity portion of the Fund are based primarily on price/value discrepancies as identified by its fundamental valuation process, under certain circumstances the sub-adviser may utilize growth-oriented strategies within the U.S. equity asset class for a portion of the allocation to manage risk exposures; but only after subjecting such strategies to a rigorous due diligence process to judge their suitability for the Fund.

To invest in growth equities; the subadviser will seek to invest in companies that possess a dominant market position and franchise, a major technological edge or a unique competitive advantage; in part by using a proprietary quantitative screening system that ranks stocks using a series of growth, valuation and momentum metrics.

Investment in equity securities may include common stock and preferred stock. The Fund may invest in certain asset classes by investing in other open-end investment companies, including investment companies advised by the sub-adviser, to the extent permitted by applicable law. The Fund does not pay fees in connection with its investment in the investment companies advised by the sub-adviser, but may pay expenses associated with such investments.

Fixed Income Asset Class

In selecting fixed income securities, the sub-adviser uses an internally developed valuation model that quantifies return expectations for all major bond markets, domestic and foreign. The model employs a qualitative credit review process that assesses the ways in which macroeconomic forces (such as inflation, risk premiums and interest rates) may affect industry trends. Against the output of this model, the sub-adviser considers the viability of specific debt securities compared to certain qualitative factors, such as management strength, market position, competitive environment and financial flexibility, as well as certain quantitative factors, such as historical operating results, calculation of credit ratios, and expected future outlook. These securities will have an initial maturity of more than one year and will generally be of investment-grade quality and possess a minimum rating of BBB by S&P or Baa by Moody's, or if unrated, determined to be of comparable quality by the sub-adviser. The Fund may invest in both investment grade and high yield (lower-rated) securities.

The sub-adviser's fixed income strategy combines judgments about the absolute value of the fixed income universe and the relative value of issuer sectors, maturity intervals, duration of securities, quality and coupon segments and specific circumstances facing the issuers of fixed income securities. Duration measures a fixed income security's price sensitivity to interest rates by indicating the approximate change in a fixed income security's price if interest rates move up or down in one percent (1%) increments. Duration management involves adjusting the sensitivity to interest rates of the holdings within a country. The sub-adviser manages duration by choosing a maturity mix that provides opportunity for appreciation while also limiting interest rate risks.

Investments in fixed income securities may include debt securities of governments throughout the world (including the U.S.), their agencies and instrumentalities, debt securities of corporations, mortgage-backed securities and asset-backed securities.

The sub-adviser may invest in cash or cash equivalent instruments, including shares of an affiliated investment company.

Portfolio Turnover and Other Information

The Fund intends to engage in active and frequent trading of portfolio securities as a part of its investment strategy. The Fund's portfolio turnover rate is expected to be greater than 100% in any year. For example, the Fund would have a portfolio turnover rate of 100% if the Fund replaced all of its investments in one year.

The Fund may also use other investment strategies, to a lesser degree, to pursue its investment objective. The Fund attempts to generate positive returns through sophisticated currency management techniques. These decisions are integrated with analysis of global market and economic conditions. The Fund may (but is not required to) use forward currency contracts, options, futures, swaps and other derivatives as part of its investment strategy or to help manage portfolio risks.

LVIP Aggressive Fund


The LVIP Aggressive Fund pursues its investment objective of long-term capital growth by investing in a diversified portfolio of securities of different asset classes and investment styles. The Fund offers broad diversification by allocating investments across several different asset classes and investment styles. The target percentages that the LVIP Aggressive Fund expects to invest in each asset category are: U.S. equity 40%; international equity 30%; emerging markets 10%; fixed income 18%; and cash equivalents 2%.


Equity Category

The LVIP Aggressive Fund intends to invest in equities in the following manner:

U.S. Equity. The expected target allocation for U.S. equities is 40% of the Fund's total assets. The Fund employs various investment styles, also know as "sleeves," within this asset class:


         U.S. Large Cap Core. The large cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value. The manager also considers factors such as business conditions in the company's industry and its competitive position in that industry. The large cap core investment sleeve will generally invest primarily in common stock of companies with market capitalizations of at least $2 billion at the time of purchase.

         U.S. Mid and Large Cap Growth. The mid and large cap growth investment sleeve (style) invests primarily in common stocks, generally in medium- and large-size companies that are expected to grow faster than the U.S. economy. Medium and large-sized companies generally have market capitalizations exceeding $1 billion. Using a bottom up approach, the manager looks for companies that are believed to have large-end market potential, dominant business models, and strong free cash flow, and demonstrate operational efficiencies.

         U.S. Large Cap Value. The large cap value investment sleeve (style) invests primarily in securities of large-capitalization companies that are believed to have long-term capital appreciation potential. Companies in the "large cap value" category generally are within the market capitalization range of the Russell 1000(R) Value Index, which as of December 31, 2008, was companies whose market capitalization was above $13.8 billion. A value-oriented investment philosophy is followed in selecting stocks for the portfolio using a research-intensive approach that considers factors such as (1) a security price that reflects a market valuation that is judged to be below the estimated present or future value of the company; (2) favorable earnings prospects and dividend yield potential; and (3) the financial condition of the issuer.

         U.S. Small Cap Core. Stocks of small companies are identified that are believed offer above average opportunities for long-term appreciation based on 1) attractive valuations; 2) growth prospects; and strong cash flow. Companies in the "small cap core" category generally are within the market capitalization range of the Russell 2000(R) Index, which as of December 31, 2008, was companies with a market capitalization of $1.17 billion and below. The small cap core investment sleeve (style) employs a bottom-up security selection utilizing quantitative data, fundamental research, and risk control to evaluate stocks based on both growth potential and value.

International Equity. The expected target allocation for international equities is 30% of the Fund's total assets. The Fund employs various investment styles within this asset class:

         International Value Equity. The international value investment sleeve (style) uses a value strategy, investing in equity securities which provide the potential for capital appreciation. The investment team uses an approach that combines quantitative, valuation-based screening at the early stages followed by a comprehensive company and industry specific research. The portfolio may purchase securities in any foreign country, developed or emerging, and the investment team seeks companies that they believe will perform well over the next three to five years.

         International Growth. The international growth investment sleeve (style) uses a growth strategy that seeks to invest primarily in equity securities that provide the potential for capital appreciation. The manager may purchase securities in any foreign, developed or emerging country. In pursuing the investment strategy, the manager may invest in individual companies or in exchange trades funds that utilize an international growth investment style.

Emerging Markets. The expected target allocation for emerging markets is 10% of the Fund's total assets. The emerging markets investment style sleeve focuses on stocks of companies considered to be from an emerging country. An "emerging country" is considered to be (1) generally recognized to be an emerging country by the international financial community including the World Bank and the International Finance Corporation; (2) classified by the United Nations as developing, or (3) included in the International Finance Corporation Fee Index or the MSCI Emerging Markets Index. Particular emphasis will be placed on such factors as political reform, economic deregulation, and liberalized trade policy. The manager additionally focuses on investments believed to be trading at a discount to intrinsic value.

Global Real Estate. Although the expected target allocation for this asset class is currently 0% of the Fund's total assets; the Fund has the option to invest in this class in the future. The global real estate securities sleeve (style) invests in securities issued by U.S. and non-U.S. companies in the real estate and real estate sector. A company in the real estate sector generally derives at least 50% of its revenue from real estate or has at least 50% of its assets in real estate. Assets will be allocated among real estate companies in various regions and countries throughout the world, including the U.S. and developed, developing and emerging market non-U.S. countries. The portfolio's investment strategy is based on both a top-down and bottom-up assessment of countries and specific markets. A real estate company's financials, cash flow, dividend growth rates, and management strategy are also evaluated in selecting the portfolio's investments.

Fixed Income Category

The expected target allocation for fixed-income investments is 18% of the Fund's total assets. Investment in the fixed income investment sleeve (style) allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets, and Emerging Markets sectors. The manager analyzes economic and market conditions to identify the sector(s) that offer the best investment opportunities. Assets allocated to the investment grade sector will invest principally in debt obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, and by U.S. corporations. Assets allocated to the domestic high yield sector will be primarily in those high yield securities (aka "junk bonds") having a liberal and consistent yield and those tending to reduce the risk of market fluctuations. Assets allocated to the international developed markets sector will be primarily in fixed income securities of issuers organized or having a majority of their operating income in international developed markets. Assets allocated to the emerging markets sector may be made in fixed income securities of issuers in any foreign country, developed and underdeveloped. Fixed income securities in the international developed markets sector and the emerging markets sector may include securities issued by foreign governments, debt obligations of foreign companies, and securities issued by supranational entities. A supranational entity is an entity established or financially supported by the national governments of one or more countries to promote reconstruction or development.

The expected allocation for cash equivalents is 2% of the Fund's total assets. These instruments may include: (1) time deposits, certificates of deposit, and bankers acceptances issued by a U.S. commercial bank; (2) commercial paper of the highest quality rating; (3) short-term debt obligations with the highest quality rating; (4) U.S. government securities; and (5) repurchase agreements collateralized by those instruments.

Principal Risks

Because the two Funds have similar investment objectives and strategies, they are subject to similar, but not identical, risks. One of the principal risks of investing in either of the Funds involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. Investing in the LVIP UBS Fund and the LVIP Aggressive Fund also involves the principal risks of asset allocation risk, interest rate risk and credit risk. Both the LVIP UBS Fund and the LVIP Aggressive Fund involve the principal risks of below investment grade bonds (high yield or junk bonds), foreign investments, emerging market investments, and the risks associated with exchange traded funds. In addition, the LVIP Aggressive Fund also includes global real estate risk. The principal risks of investing in LVIP UBS Fund and LVIP Aggressive Fund are further described in the chart below:





   ------------------ ------------------------------------------------ -------------------------------------------------
      Additional
    Principal Risk                     LVIP UBS Fund                                 LVIP Aggressive Fund
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Asset allocation   Asset allocation risk is the risk that the       Asset allocation risk is the risk that the fund
   risk               fund may allocate assets to an asset class       may allocate assets to an asset class that
                      that underperforms other asst classes.  For      underperforms other asst classes.  For example,
                      example, the fund may be overweighted in         the fund may be overweighted in equity
                      equity securities when the stock market is       securities when the stock market is falling and
                      falling and the fixed income market is           the fixed income market is rising.  Therefore,
                      rising.  Therefore, the value of the fund's      the value of the fund's shares held under your
                      shares held under your contract depend on:       contract depend on:  (1) performance of each
                      (1) performance of each asset class and          asset class and sub-class (where applicable);
                      sub-class (where applicable); and (2) the        and (2) the amount of the fund's total asset
                      amount of the fund's total asset invested in     invested in each asset class and sub-class
                      each asset class and sub-class (where            (where applicable).
                      applicable).

   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Equities           Small- to Medium-Size Company Stocks:            Small- to Medium-Size Company Stocks:  The
                      Investing in stocks of small and medium-sized,   securities of medium- and small-sized, less
                      less mature, lesser-known companies involves     mature, lesser-known companies may involve
                      greater risks than those normally associated     greater risks than those normally associated
                      with larger, more mature, well-known             with larger, more mature, well-known
                      companies.  The fund runs a risk of increased    companies.  The stock of companies with medium
                      and more rapid fluctuations in the value of      and small stock market capitalizations may
                      its stock investments.  Historically, the        trade less frequently and in limited volume.
                      price of small and medium capitalization         Medium- and small-sized companies also may have
                      stocks and stocks of recently organized          less certain prospects for growth and greater
                      companies have fluctuated more than the larger   sensitivity to changing economic conditions.
                      capitalization stocks included in the S&P 500.


   ------------------ ------------------------------------------------ -------------------------------------------------






   ------------------ ------------------------------------------------ -------------------------------------------------
      Additional                       LVIP UBS Fund                                 LVIP Aggressive Fund
    Principal Risk
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Interest Rate      Interest rate risk is the risk that the value     Interest rate risk is the risk that the value
                      of the debt obligations held by the fund and,     of the debt obligations held by the style
                      therefore, the value of the fund's shares will    (sleeve) and, therefore, the value of the
                      fluctuate with changes in interest rates.         Fund's shares will fluctuate with changes in
                      interest rates.                                   When interest rates rise, debt obligations decline
                                                                        in value, and when interest rates fall, debt securities
                                                                        obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money
                                                                        investing in the fund.
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Credit             Credit risk is the risk that the issuer of the   Credit risk is the risk that the issuer of the
                      debt obligation will be unable to make           debt obligation will be unable to make interest
                      interest or principal payments on time. The      or principal payments on time.  Generally,
                      value of the debt obligations held by the fund   credit risk is higher for corporate and foreign
                      and, therefore, the value of the fund's shares   government debt obligations than for U.S.
                      will fluctuate with the changes in the credit    government securities, and higher still for
                      ratings of the debt obligations held.            debt rated below investment grade (high yield
                                                                       bonds). Debt obligations held by the fund and, therefore,
                                                                       the value of the fund's shares, will fluctuate with the
                                                                       changes in the credit ratings of the debt
                                                                       obligations held.

   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Below Investment   If debt obligations held by the fund are         If debt obligations held by the fund are
   Grade (High        assigned a lower credit rating, the value of     assigned a lower credit rating, the value of
   Yield Bonds)       these debt obligations and, therefore, the       these debt obligations and, therefore, the
                      value of the Fund's shares could fall.  High     value of the Fund's shares could fall.  High
                      yield bonds are often considered speculative     yield bonds are often considered speculative
                      and involve significantly higher credit risk.    and involve significantly higher credit risk.
                      These bonds are also more likely to experience   These bonds are also more likely to experience
                      significant fluctuation in value due to          significant fluctuation in value due to changes
                      changes in the issuer's credit rating.  The      in the issuer's credit rating.  The value of
                      value of these bonds may fluctuate more than     these bonds may fluctuate more than the value
                      the value of higher-rated debt obligations,      of higher-rated debt obligations, and may
                      and may decline significantly in periods of      decline significantly in periods of general
                      general economic difficulty or periods of        economic difficulty or periods of rising
                      rising interest rates.                           interest rates.
   ------------------ ------------------------------------------------ -------------------------------------------------







   ------------------ -------------------------------------------------- -----------------------------------------------
      Additional                        LVIP UBS Fund                                 LVIP Aggressive Fund
    Principal Risk
   ------------------ -------------------------------------------------- -----------------------------------------------
   ------------------ -------------------------------------------------- -----------------------------------------------
   Foreign            Investing in the securities of issuers with        Foreign securities involve additional risks.
   Investing          significant operations outside the U.S.,           Foreign currency fluctuations or economic,
                      including foreign governments and their            financial or political instability could
                      agencies, also involves the risk of loss from      cause the value of a fund's investments to
                      foreign government or political actions. The       fluctuate. Foreign investments may be less
                      risk of loss is typically greater for issuers      liquid, and their prices may be more
                      located in emerging markets.                       volatile, than comparable investments in
                                                                         securities of U.S. issuers. Investing in foreign
                                                                         securities also involves risks resulting from the
                                                                         reduced availability of public information concerning
                                                                         issuers and the fact that foreign issuers generally are
                                                                         not subject to uniform accounting, auditing, and
                                                                         financial reporting standards or to other regulatory
                                                                         pracdtices and requirements comparabel to those
                                                                         applicable to U.S. issuers. The risk of loss is
                                                                         typically greater for issuers located in emerging markets.

   ------------------ -------------------------------------------------- -----------------------------------------------
   ------------------ -------------------------------------------------- -----------------------------------------------
   Emerging Market    Risk of loss is typically higher for issuers in    Risk of loss is typically higher for issuers
                      emerging markets located in less developed or      in emerging markets located in less developed
                      developing countries.  Emerging market countries   or developing countries.  Emerging market
                      may have especially unstable governments,          countries may have especially unstable
                      economies based on only a few industries and       governments, economies based on only a few
                      securities markets that trade a small number of    industries and securities markets that trade
                      securities.  Securities of issuers located in      a small number of securities.  Securities of
                      these countries tend to have volatile prices and   issuers located in these countries tend to
                      may offer significant potential for loss as well   have volatile prices and may offer
                      as gain.                                           significant potential for loss as well as
                                                                         gain.
   ------------------ -------------------------------------------------- -----------------------------------------------







   ------------------ ------------------------------------------------ -------------------------------------------------
      Additional                       LVIP UBS Fund                                 LVIP Aggressive Fund
    Principal Risk
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Derivatives        Derivative transactions involve special risks     Investment in derivatives is not characterized
                      and may result in losses. The prices of           as a principal risk of investing in the fund.
                      derivative transactions may move in unexpected
                      ways, especially in unusual market conditions.
                      Some derivative transactions are "leveraged" and therefore may magnify or otherwise increase investment losses. Other risks arise from the potential inability to terminate or
                      sell positions in derivative transactions. A liquid
                      secondary market may not always exist for the fund's
                      positions in derivative transactions at any time.
                      Over-the-counter instruments also involve the risk that
                      the other party to the derivative transaction will not
                      meet its obligations.
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Real               Real estate and global real estate are not       Real estate risk includes possible declines in
   Estate/Global      considered a principal risk of investing in      the value of real estate, lack of availability
   Real Estate        the fund.                                        of mortgage funds, overbuilding, extended
                                                                       vacancies of parties, property taxes and operating
                                                                       expenses, changes in zoning laws, enfironmental costs
                                                                       and liability damages from natural disasters, and changes
                                                                       in interest rates. Real estate investment trusts (REITs)
                                                                       are subject to substantial cash flow dependency, defaults, self-liquidation, and the risk of failure to qualify for
                                                                       the free pass through of income. Investing in global real
                                                                       estate involves the additional risks of foreign investing
                                                                       which are not present when investing in U.S. real estate.

   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Exchange Traded    The risk associated with owning ETSs is not     The risks of owning an ETF generally reflect
   Funds (ETFs)       considered a principal risk of investing in     the risks of owning the underlying securities
                      the fund.                                        the ETF is designed to track, although lack of
                                                                       liquidity in an ETF could result in it being
                                                                       more volatile.  Also, ETFs have management fees
                                                                       that increase their costs.
   ------------------ ------------------------------------------------ -------------------------------------------------
   ------------------ ------------------------------------------------ -------------------------------------------------
   Portfolio          High portfolio turnover (e.g., over 100%)        Portfolio turnover is not characterized as a
   Turnover           generally results in correspondingly greater     principal risk of investing in the fund.
                      expenses to the fund. The trading costs associated with
                      high portfolio turnover may adversely affect the fund's
                      performance.


   ------------------ ------------------------------------------------ -------------------------------------------------


Other Investment Strategies and Risks of Each Fund

Each Fund may also use other investment strategies, to a lesser degree, to pursue its investment objective. Each Fund's Statement of Additional Information
(SAI) describes these other investment strategies and the risks involved.

In response to market, economic, political or other conditions, each Fund may use temporarily different investment strategies for defensive purposes. If either Fund does so, different factors could affect the Fund's performance and the Fund may not achieve its investment objective.

                     PURCHASE AND REDEMPTION OF FUND SHARES

Each Fund sells its shares of common stock directly or indirectly to Lincoln Life and to Lincoln New York. Lincoln Life and Lincoln New York hold the Funds' shares in separate accounts (variable accounts) that support various Lincoln Life and Lincoln New York variable annuity contracts and variable life insurance contracts.

Each Fund sells and redeems its shares, without charge, at their NAV next determined after the Fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost.

Each Fund normally pays for shares redeemed within seven days after the Fund receives the redemption request. However, a Fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a Fund's disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of Fund shareholders.

The Adviser and its affiliates, including Lincoln Financial Distributors, Inc. ("LFD") and/or the Funds' Sub-Advisers, may pay additional compensation (at their own expense and not as an expense of the Funds) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, "financial intermediaries") in connection with the sale or retention of Fund shares or insurance products that contain the Funds and/or shareholder servicing ("distribution assistance"). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries.

If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of a Fund's shares, as such payments are not made from Fund assets.

Net Asset Value

Each Fund determines its net asset value per share ("NAV") as of close of regular trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange ("NYSE") on each day the NYSE is open for trading. Each Fund determines its NAV by:

o Adding the values of all securities investments and other assets; o Subtracting liabilities (including dividends payable); and o Dividing by the number of shares outstanding.

A Fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the Fund's NAV may fluctuate on days when you do not have access to the Fund to purchase or redeem shares.

Each Fund typically values its securities investments as follows:

o Equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter;
o Debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
o Fixed income securities with a maturity of less than sixty days are priced at amortized cost.

In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Funds' Board of Trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. A Fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

The Funds anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes

Each Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the "Plan"). The Trust offers shares of beneficial interest to Lincoln Life and Lincoln New York for allocation to certain of their variable contracts. The Trust may pay Lincoln Life and Lincoln New York or others, out of the assets of the Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. The Trust would pay each third party for these services pursuant to a written agreement with that third party.

The Plan fee may be adjusted by the Trust's Board of Trustees from time to time. These fees are paid out of the assets of the Service Class on an on-going basis, and over time will increase the cost of your investment and may cost you more than when you pay other types of sales charges.

                        MORE INFORMATION ABOUT THE FUNDS

Management of the Funds

The Funds' business and affairs are managed under the direction of their Board of Trustees. The Board of Trustees has the power to amend the Funds' bylaws, to declare and pay dividends, and to exercise all the powers of the Funds except those granted to the shareholders.


Manager of Managers. The Funds have obtained an exemptive order from the SEC that permits the Funds to employ a "manager of managers" structure ("Multi-Manager Order"). Pursuant to the Multi-Manager Order, LIAC will be permitted to enter into and materially amend a sub-advisory agreement with a sub-adviser without shareholder approval. The Multi-Manager Order applies to, among other situations, the replacement of a sub-adviser whose sub-advisory agreement has terminated as a result of an "assignment" of the agreement. When a new sub-adviser is retained, the Multi-Manager Order requires that the shareholders be furnished with the information about the new sub-adviser that would be contained in a proxy statement. LIAC may not enter into a sub-advisory agreement with an "affiliated person" of LIAC (as that term is defined in Section 2(a)(3) of the 1940 Act) unless the sub-advisory agreement with the affiliated sub-adviser, including compensation thereunder, is approved by the affected Fund's shareholders.

The Multi-Manager Order also permits a Fund to employ two or more sub-advisers at the same time. The Trust's Board of Trustees must continue to approve the Fund entering into or renewing any sub-advisory agreement.

Investment Adviser and Sub-Advisers. LIAC - Lincoln Investment Advisors Corporation - is the current investment adviser to the Funds. LIAC, a wholly owned subsidiary of Lincoln National Corporation, is a Tennessee corporation registered with the SEC as an investment adviser. LIAC is responsible for overall management of the Funds' securities investments, and provides investment advisory services to other affiliated mutual funds. LIAC's address is 1300 S. Clinton Street, Fort Wayne, IN 46802. LIAC or its predecessors has served as an investment adviser to mutual funds for over thirty years.

The sub-adviser of the LVIP UBS Fund is UBS Global Asset Management (Americas) Inc. ("UBS Global AM") , which has responsibility for the day-to-day investment decisions for that Fund. UBS Global AM is paid out of the fees the Fund pays to the Adviser. UBS Global AM, a Delaware corporation, is an investment adviser registered with the U.S. Securities and Exchange Commission. UBS Global AM is an indirect, wholly owned subsidiary of UBS Global Asset Management Division ("UBS AG"). UBS AG is an internationally diversified organization headquartered in Zurich, Switzerland, with operations in many areas of the financial services industry.

LIAC has engaged Delaware Management Company ("DMC"), a series of Delaware Management Business Trust ("DMBT"), to serve as the sub-adviser for the LVIP Aggressive Fund. DMC is responsible for the day-to-day management of the Fund's securities investments, and is paid out of the fees the Fund pays to LIAC. DMBT, which is located at 2005 Market Street, Philadelphia, Pennsylvania 19103, is registered with the SEC as an investment adviser and is a subsidiary of Delaware Management Holdings, Inc. ("DMHI"). DMHI is an indirect subsidiary, and subject to the ultimate control, of Lincoln National Corporation.


The following chart lists each Fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, and portfolio manager. The Funds' SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Funds.

-------------------- -----------------------------------------------------------
LVIP UBS Fund Adviser: LIAC (aggregate advisory fee paid for fiscal year ended December 31, 2008 was 0.73% of the Fund's average net assets).

                     Sub-Adviser: UBS Global Asset Management (Americas) Inc., One North Wacker Drive, Chicago, IL 60606. UBS has served as the Fund's sub-adviser since January 2004.



                     Portfolio Managers: Edwin Denson and Thomas Clarke are the lead portfolio managers for the Fund. Mr. Denson and Mr. Clarke have access to certain members of the fixed-income and equities investment management teams, each of whom is allocated to specified portion of the portfolio over which he or she has independent responsibility for research, security selection, and portfolio construction. The team members also have access to additional portfolio managers and analysts within the various asset classes and markets in which the Fund invests. Mr. Denson, as senior portfolio manager for the Fund, has responsibility for allocating the portfolio among the various managers and analysts, occasionally implementing trades on behalf of analysts on the team and reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies. Mr. Clarke, as senior portfolio manager for the Fund, has responsibility for setting the currency strategies and making all currency decisions for the Fund, occasionally implementing trades on behalf of analysts on the team and reviewing the overall composition of the portfolio to ensure its compliance with its stated investment objectives and strategies. Mr. Denson is an Executive Director and has been a senior asset allocation analyst at UBS Global Asset Management since 2005. Mr. Denson is a member of the Asset Allocation Analysis and Strategy team. Previously, he served as director and asset allocation analyst with UBS Global Asst Management since 2001. Mr. Clarke is a Managing Director and Head of Currency Analysis and Strategy at UBS Global Asset Management. Mr. Clarke has been an investment professional at UBS Global Asset Management since 2000.
-------------------- -----------------------------------------------------------

-------------------- -----------------------------------------------------------
LVIP  Aggressive     Adviser:  LIAC.
Fund                 Sub-Adviser:  DMC and its predecessors have been managing
                     mutual funds since 1938. As of December 31, 2008, DMC and its affiliates were managing over $115 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust ("DMBT"), a Delaware statutory trust, that is an SEC-registered investment adviser. DMBT's address is 2005 Market Street,
                     Philadelphia, PA 19103. DMBT is an indirect subsidiary of Lincoln National Corporation.

                     Portfolio Manager: A team consisting of Michael J. Hogan, Paul Grillo, Sharon Hill, Francis X. Morris and Babak (Bob) Zenouzi are responsible for making the day-to-day investment decisions for the Fund. Mr. Hogan is the lead member of the team and has the authority to override any decision made by the team in his discretion.

                     Mr. Hogan, CFA, Executive Vice President, Chief Investment Officer, and Head of Equity Investments, joined Delaware Investments in 2007. Mr. Hogan previously spent eleven years at SEI, with the last three of those as the managing director and global head of equity. Mr. Hogan graduated from the University of Delaware with a bachelor's degree and a master's degree in economics. Mr. Grillo, CFA, Senior Vice President and Co-Chief Investment Officer - Total Return Fixed Income Strategy, joined Delaware Investments in 1992. Mr. Grillo holds a bachelor's degree in business management from North Carolina State University and an MBA with a concentration in finance from Pace University. Ms. Hill, Ph.D., Senior Vice President and Head of Equity Quantitative Research and Analytics, joined Delaware Investments in 2000. Ms. Hill holds a bachelor's degree, with honors, in mathematics from the City of New York, at Brooklyn College and a master's degree and Ph.D. in mathematics from the University of Connecticut. Mr. Morris, Senior Vice President and Chief Investment Officer - Core Equity, served as vice president and director of equity research at PNC Asset Management prior to joining Delaware Investments in 1997. Mr. Morris holds a bachelor's degree from Providence College and an MBA from Widener University. Mr. Zenouzi, Senior Vice President and Senior Portfolio Manager, rejoined Delaware Investments in 2006 after having spent seven years as an analyst and portfolio manager with the firm and prior to leaving to work at Chartwell Investment Partners, where from 1999 to 2006 he was a partner and senior portfolio manager. Mr. Zenouzi has a master's degree in finance from Boston College and a bachelor's degree from Babson College. Mr. Hogan and Mr. Grillo are CFA charterholders.
-------------------- -----------------------------------------------------------


A Fund using a sub-adviser may have a name, investment objective and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. The Fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different sizes.


A discussion regarding the basis for the Board of Trustees' approval of the investment advisory contract and sub-advisory contract for the LVIP UBS Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2008.


Market Timing

Frequent, large, or short-term transfers among the Funds, such as those associated with "market timing" transactions, may adversely affect the Funds and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds, and as a result, the Funds discourage such trading activity. As an effort to protect our Fund investors and the Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the Funds' Board of Trustees (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Funds and other mutual funds supporting the insurance contracts that may adversely affect Fund investors.

Each Fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. A Fund will exercise this right if, among other things, the Fund identifies an investor as a "market timer" under the Market Timing Procedures.

While the Funds have Market Timing Procedures, the Funds, in seeking to identify market timing, also rely on the insurance companies that hold shares of the Funds in separate accounts to support the insurance contracts. The Funds receive purchase, exchange and redemption orders through omnibus accounts maintained for the Funds. Omnibus account arrangements are common forms of holding shares of a Fund, particularly among insurance companies offering variable insurance products and retirement plans. These arrangements permit intermediaries such as insurance companies to aggregate their clients' transactions and ownership positions. Each Fund will enter into an agreement with any insurance company that holds Fund shares in an omnibus account to help detect and prevent market timing in the Fund's shares. The agreement generally will require such insurance company to (i) provide, upon request by the Fund, certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) execute instructions from the Fund to restrict further purchases or exchanges of Fund shares by a contract owner who the Fund has identified as a market timer.

As part of the Market Timing Procedures, the Funds review periodic trade reports for unusual activity that may be suggestive of market timing. The Funds maintain guidelines for assessing unusual activity based upon a variety of factors. Upon the identification of potential market timing, the Fund contacts the applicable insurance company. If the Fund identifies the contract holder as a "market timer," the insurance company will follow the procedures for restricting the contract owner's trading activity.

Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of Fund investors determined to be engaged in such transfer activity that may adversely affect other Fund investors involves judgments that are inherently subjective.

As a result of these noted limitations, there is no guarantee that the Funds will be able to identify possible market timing activity or that market timing will not occur in the Funds. If we are unable to detect market timers, you may experience dilution in the value of your Fund shares and increased brokerage and administrative costs in the Funds. This may result in lower long-term returns for your investments.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by one or more of the Funds in the future.

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

Portfolio Holdings Disclosure

A description of the Funds' policies and procedures with respect to the disclosure of a Fund's portfolio securities is available in the SAI.

Distributions and Federal Income Tax Considerations

Each Fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. A Fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge.

Since all the shares of the Funds are owned directly or indirectly by Lincoln Life and Lincoln New York, this Proxy Statement/Prospectus does not discuss the federal income tax consequences at the shareholder level. For information concerning the federal income tax consequences to Contract Owners, see the prospectus for the variable account.

Certain Management Considerations


The LVIP Managed Fund and the LVIP Aggressive Fund may accept investments from the Lincoln Profile Funds, separate investment series of the Trust that operate as "fund of funds." From time to time, the Lincoln Profile Funds may change the allocations or or rebalance their underlying holdings, which are mutual funds. If the Lincoln Profile Funds increase their holdings of the Funds, this action may cause the Funds to experience large purchases of their shares and large inflows into the Funds. Conversely, the Lincoln Profile Funds may decrease their holdings in the Funds, and this action may cause the Funds to experience large redemptions. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Funds' portfolio management. For example, the Funds may be required to sell securities or invest cash at times when they would not otherwise do so. These transactions could also increase transaction costs and portfolio turnover for the Funds.

                               GENERAL INFORMATION

Share Ownership


The number of shares the LVIP UBS Fund had outstanding as of March 16, 2009 is listed in the table at Exhibit C; the LVIP Aggressive Fund has not begun operations as of the date of this Proxy Statement/Prospectus. The applicable Contract Owners are entitled to instruct Lincoln Life or Lincoln New York, as appropriate, on the manner in which to vote the shares of the LVIP UBS Fund attributable to their variable annuity contract or variable life insurance policy at the meeting.

To the knowledge of the Trust, as of March 16, 2009, no person, except as set forth in the table at Exhibit C, owned of record 5% or more of the outstanding shares of any class of the LVIP UBS Fund. To the knowledge of the Trust, as of March 16, 2009, no person beneficially owned of record 5% or more of the outstanding shares of any class of the LVIP UBS Fund. Because the LVIP Aggressive Fund has not commenced operations, the Trustees and executive officers of the Trust, as a group, owned separate account units attributable to less than one percent of the assets of any class of the LVIP Aggressive Fund.


Voting Information

In addition to the solicitation of proxy cards by mail, officers and employees of the Trust, without additional compensation, may solicit proxy instructions in person, by telephone, and electronically, including through the Internet. The Trust may engage a third-party vendor to solicit proxies from Contract Owners for an approximate fee, including out-of-pocket expenses, ranging between $1,000 and $10,000.

At the meeting, Lincoln Life and Lincoln New York will vote the LVIP UBS Fund's shares held in the separate accounts for which they are record owners, in accordance with the instructions received from Contract Owners whose purchase payments were invested, as of the Record Date, in the LVIP UBS Fund by the separate accounts. For all separate accounts that support variable annuity contracts, the number of votes which a Contract Owner may cast when instructing us how to vote is determined by applying the Contract Owner's percentage interest in a Fund to the total number of votes attributable to the LVIP UBS Fund. In determining the number of votes, fractional shares will be recognized. The number of votes which a Contract Owner of a variable life insurance policy may cast when instructing us how to vote is determined as one vote for each $100 of cash value.

Any Contract Owner who provides voting instructions has the power to revoke the instructions by (1) delivering to the Secretary of the Trust (at the offices of the Trust) written notice of revocation, or (2) submitting superseding voting instructions, in each case at any time prior to the date of the meeting. Contract Owners may also revoke prior voting instructions by voting in person at the meeting.

Lincoln Life and Lincoln New York will vote the LVIP UBS Fund's shares held by the separate accounts for which no timely instructions are received in proportion to the voting instructions which are received. The effect of this proportional voting is that a small number of Contract Owners may determine the outcome of a vote. If voting instructions are properly executed and received in a timely manner but they contain no voting directions, the votes represented by those cards will be cast FOR the proposals considered at the meeting. To the extent that LVIP UBS Fund shares are owned directly by other series of the Trust that operate as "funds of funds," the funds of funds will "echo" vote those shares directly in the same proportion as all other votes received from the other holders of LVIP UBS Fund shares.

Quorum

A quorum of shareholders is necessary to hold a valid meeting and to consider the proposals in this Proxy Statement/Prospectus. The holders of thirty-three and one-third percent (33 1/3%) of the outstanding shares of the LVIP UBS Fund on the Record Date present, in person or by proxy, at the meeting shall constitute a quorum.

Votes Necessary to Approve Proposals

Approval of Proposal 1 requires the affirmative vote of a "majority of the Shares voted" with all classes voting together. For purposes of this requirement, "majority of the Shares voted" means the affirmative vote of the lesser of (1) 67% or more of the shares of the LVIP UBS Fund present at a meeting if more than 50% of the outstanding shares of the LVIP UBS Fund are present or represented by proxy, or (2) more that 50% of the outstanding shares of the LVIP UBS Fund. Shareholders of the LVIP UBS Fund are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

Effect of Abstentions

Abstentions with respect to any proposal will count as present for purposes of establishing a quorum, but will not count as votes cast. Accordingly, abstentions will effectively be a vote against Proposal 1, for which the required vote is a percentage of the outstanding voting securities and will have no effect on a vote for adjournment.

Adjournment

In the event that sufficient votes to approve a proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. In determining whether to adjourn the Meeting with respect to a proposal, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Generally, votes cast in favor of a proposal will be voted in favor of adjournment while votes cast against a proposal will be voted against adjournment. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

Other Information

The principal office of the Trust is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802. The current investment adviser of the Trust, Lincoln Investment Advisors Corporation, has its principal office at 1300 S. Clinton Street, Fort Wayne, IN 46802. The Trust's provider for certain accounting and financial administration services is The Bank of New York Mellon, 135 Santilli Highway, Everett, MA 02149-1950. The Trust has also entered into a Fund Accounting and Financial Administration Oversight Agreement with Delaware Service Company, Inc., at 2005 Market Street, Philadelphia, Pennsylvania 19103. The Lincoln National Life Insurance Company, which provides various administrative services to the Trust, is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.

Other Business

To the knowledge of the Trust's Board of Trustees, there is no other business to be brought before the meeting. However, if other matters do properly come before the meeting, Lincoln Life and Lincoln New York intend to vote the LVIP UBS Fund's shares in accordance with the judgment of the Trust's Board on such matters.

Contract Owner Proposals

Under authority granted the Trustees by the Bylaws of the Trust, and pursuant to applicable law, special meetings are called as required. Contract Owners desiring to hold their own proxy solicitations in order to submit proposals in years in which the annual meeting is not held may require that a special meeting be called if they can obtain the written request of Contract Owners indirectly representing certain stipulated percentages of the outstanding voting securities of the LVIP UBS Fund. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the federal securities laws. The Trust is not required to hold regular meetings of shareholders, and in order to minimize its costs, does not intend to hold meetings of shareholders unless so required by applicable law, regulation, regulatory policy, or unless otherwise deemed advisable by the Board or the Trust's management. Therefore, it is not practicable to specify a date by which proposals must be received in order to be incorporated in an upcoming proxy statement for a meeting of shareholders. A Contract Owner wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send his or her written proposals to the Secretary of the Trust at 1300 South Clinton Street, Fort Wayne, Indiana 46802. Proposals must be received a reasonable time before the Fund begins to print and mail the proxy materials for the meeting.

Communications to the Board

Shareholders who wish to communicate to the full Board or to any individual Trustee may address correspondence to the Trust, c/o The Lincoln National Life Insurance Company at 1300 S. Clinton Street, Fort Wayne, IN 46802. Without opening any such correspondence, Trust management will promptly forward all such correspondence to the intended recipient(s).

Legal Matters

Certain legal matters concerning the issuance of shares of the LVIP Aggressive Fund will be passed upon by Dechert, LLP, 4675 McArthur Court, Suite 1400, Newport Beach, CA 92660.

                     EXHIBITS TO PROXY STATEMENT/PROSPECTUS

Exhibit A - Form of Agreement and Plan of Reorganization

Exhibit B - Management's Discussion of Fund Performance and Financial Highlights

Exhibit C - Ownership of Shares as of Record Date

                                       A-4
633465/9
                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS PLAN OF REORGANIZATION dated as of January 23, 2009, is by and between certain series of Funds of the Lincoln Variable Insurance Products Trust (the "Trust").

         The Trust is a statutory trust organized and existing under the laws of the State of Delaware. The Trust was formed on February 1, 2003, and has an unlimited number of authorized shares with no par value. The Trust owns no interest in land in Delaware. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company. It is presently comprised of thirty seven (37) series.

         The Acquired Funds as referenced below will be reorganized into the Acquiring Funds set forth below:


                           Acquired Funds                               Corresponding Acquiring Fund
         ---------------------------------------------------    ---------------------------------------------
         LVIP Delaware Managed Fund                             LVIP Delaware Foundation(R) Conservative
                                                                Allocation Fund
         ---------------------------------------------------    ---------------------------------------------
         LVIP UBS Global Asset Allocation Fund                  LVIP Delaware Foundation(R) Aggressive
                                                                Allocation Fund
         ---------------------------------------------------    ---------------------------------------------

         Lincoln Investment Advisors Corporation is the investment adviser to both the Acquired Funds and the Acquiring Fund. It is registered as an investment adviser under the Investment Advisers Act of 1940.

         The Board of Trustees of the Trust has determined that it is in the best interests of the Trust, the Acquiring Funds, the Acquired Funds, and the shareholders and beneficial owners of the Acquiring Funds and the Acquired Funds to combine the Acquired Funds and the Acquiring Funds in the manner set forth below.

         The parties intend that the transactions contemplated herein qualify as a plan of reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986 (the "Code").

ARTICLE  I

                               The Effective Time

         The Effective Time of the Reorganization ("Effective Time") shall be after the close of business on April 30, 2009, or such other time as shall be specified by the Board or the appropriate officers of the Trust.

         In the event that trading on the New York Stock Exchange or on another exchange or market on which securities or other investments held by the Acquiring Funds or Acquired Funds is disrupted on the date of the Effective Time so that, in the judgment of the Board (or appropriate officers acting under the authority of the Board), accurate appraisal of the net assets of the Acquiring Funds or the Acquired Funds is impracticable, the Effective Time shall be postponed until the first business day after the day on which trading on such exchange or in such market shall have been resumed without disruption.



                               The Reorganization

         At the Effective Time, the assets and liabilities, whether known or unknown, of the Acquired Funds will become the assets and liabilities of the corresponding Acquiring Funds, and the separate existence of the Acquired Funds will cease. The assets of the Acquired Funds to be acquired by the corresponding Acquiring Funds shall consist of all assets and property, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Acquired Funds and any deferred or prepaid expenses shown as an asset on the books of the Acquired Funds. The Acquiring Funds shall also assume all of the liabilities of the corresponding Acquired Funds, whether accrued or contingent, known or unknown, existing at the Effective Time.

         At the Effective Time, holders of each class of shares of the Acquired Funds representing interests in the corresponding Acquired Funds ("Acquired Funds' Shares") shall become holders of the same class of shares of such stock representing interests in the Acquiring Funds ("Acquiring Funds' Shares").

ARTICLE  II

                               Transfer of Assets

         Provided that all of the conditions precedent to the Reorganization described in Article III are fulfilled, then at the Effective Time, all of the assets of the Acquired Funds will be transferred to the corresponding Acquiring Funds in exchange for Acquiring Funds' Shares and all of the liabilities of the Acquired Funds will be assumed by the Acquiring Funds.

                                Exchange of Stock

         At the Effective Time, the Acquired Funds will exchange the outstanding Acquired Funds' Shares of each class for a number of corresponding Acquiring Funds' Shares of the same class. The number of full and fractional Acquiring Funds' Shares to be issued to holders of Acquired Funds' Shares will be determined on the basis of the relative net asset values of the Acquired Funds and the corresponding Acquiring Funds as of 4:00 p.m. Eastern Standard Time on the day of the Effective Time. The number of Acquiring Funds' Shares to be issued to each holder of Acquired Funds Shares shall be determined by multiplying the number of Acquired Funds' Shares to be exchanged by the stockholder by a fraction, the denominator of which is the net asset value per share of Acquiring Funds' Shares and the numerator of which is the net asset value per share of Acquired Funds' Shares.

         The net asset value of the Acquired Funds and the net asset value of the Acquiring Funds shall be determined in accordance with methods set forth in the Acquired Funds' and Acquiring Funds' respective current Form N-lA registration statements and valuation procedures then in effect. In the alternative, the officers of the Acquired Funds and the corresponding Acquiring Funds may set the net asset value per share at the Effective Time.

         Promptly after the Effective Time, the Trust shall cause to be registered on its transfer agency books in the name of each record holder of Acquired Funds' Shares immediately prior to the Reorganization, without any action on the part of such record holder, the number of Acquiring Funds' Shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

ARTICLE  III

                Other Conditions Precedent to the Reorganization

         To the extent required by the Acquired Funds' Bylaws, the Board will call a meeting of the holders of the Acquired Funds' Shares in order to submit to such holders the Plan of Reorganization for their approval or disapproval. Prior to the Effective Time, the holders of the Acquired Funds' Shares shall meet and approve the Plan of Reorganization in accordance with the provisions of the Acquired Funds' Bylaws.

         Prior to any meeting of the holders of Acquired Funds' Shares, the Acquired Funds shall distribute to such holders entitled to vote at such meeting a proxy statement and other proxy materials (including voting instruction forms) that comply in all material respects with the applicable provisions of Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

         Prior to the Effective Time, the Acquired Funds will distribute substantially all of their net tax-exempt income, investment company taxable income (computed without regard to any deduction for dividends paid) and net capital gain (after reduction for any available capital loss carryovers), if any, that has accrued through the Effective Time.

         Prior to the Effective Time, each Acquired Fund and its corresponding Acquiring Fund will receive a legal opinion of tax counsel, Dechert LLP, substantially to the effect that:

1. The acquisition, by the Acquiring Fund of the assets of the Acquired Fund in exchange for Acquiring Fund's Shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code;

         2. No gain or loss will be recognized by the Acquiring Fund upon its receipt of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund;

3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund;

4. No gain or loss will be recognized by the holders of Acquired Fund's Shares upon their receipt of Acquiring Fund's Shares in exchange for their Acquired Fund's Shares;

5. The tax basis of the Acquiring Fund's Shares received by holders of the Acquired Fund's Shares will be the same as the basis of the Acquired Fund's Shares exchanged therefore;

6. The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets held by the Acquired Fund immediately prior to the exchange;

7. The holding period of the assets of the Acquired Fund transferred to the Acquiring Fund will include the period during which such assets were held by the Acquired Fund; and

8. The holding period of the Acquiring Fund's Shares received by holders of Acquired Fund's Shares will include the holding period of the Acquired Fund's Shares exchanged therefor, provided that at the time of the exchange, the Acquired Fund's Shares were held as capital assets on the date of the Reorganization.

ARTICLE  IV

                                    Expenses

         The Lincoln National Corporation ("LNC") organization, and not any of the Funds, will pay the expenses of the Reorganization. The costs of the Reorganization will include preparation of the Registration Statements, printing and distributing the Acquired Funds' proxy materials, legal fees, accounting fees, and expenses of holding shareholders' meetings. The brokerage costs associated with repositioning the Funds' portfolios in connection with the Reorganizations will also be paid by the LNC organization.

ARTICLE  V

                                  Miscellaneous

         At any time prior to the Effective Time, the Plan of Reorganization may be terminated by the Board (or appropriate officers of the Trust acting under the authority of the Board) or be abandoned. In either event, the Plan of Reorganization shall become void and have no effect, without liability on the part of an Acquired Fund, an Acquiring Funds, the Trust or the holders of Acquired Funds' Shares or Acquiring Funds' Shares.

         The Plan of Reorganization and all amendments hereto shall be governed by and construed in accordance with the laws of the State of Delaware.



         LINCOLN VARIABLE INSURANCE PRODUCTS TRUST on behalf of the Acquired Funds



                  /s/   Kevin J. Adamson
--------------------------------------------------------------------------------
         By:      Kevin J. Adamson
         Title:   Second Vice President


         LINCOLN VARIABLE INSURANCE PRODUCTS TRUST on behalf of the Acquiring Funds



                  /s/ William P. Flory, Jr.
--------------------------------------------------------------------------------
         By:      William P. Flory, Jr.
         Title:     Second Vice President and
                     Chief Accounting Officer

                                       B-4
633465/9

                                    EXHIBIT B

      Management's Discussion of Fund Performance and Financial Highlights

The LVIP Aggressive Fund is the SEC Registrant for this Prospectus. The Fund is a newly created fund, which has not commenced operations. Consequently, no performance or financial data is available. After the Reorganization, the LVIP Aggressive Fund, as the successor to the LVIP UBS Fund, will assume and publish the investment performance record and the financial record of the LVIP UBS Fund. Therefore, the information in this Exhibit reflects performance and financial information of the LVIP UBS Fund.

Management's Discussion of Fund Performance


The discussion of performance for the LVIP UBS Fund in this Exhibit B is taken from the Fund's most recent annual report to shareholders (2008 Annual Report) and does not reflect developments occurring after the report was filed with the SEC and sent to shareholders. We have not included information discussing the performance of the LVIP Aggressive Fund as it is a newly created series of the Lincoln Variable Insurance Products Trust.



                                  LVIP UBS Fund
                          2008 Annual Report Commentary


The Fund returned (33.22%) (Standard Class shares with distributions reinvested) for the fiscal year ended December 31, 2008, while the benchmark, the Global Securities Markets Index (GSMI)* returned (26.86%).


The world has been in the midst of a financial crisis that seemed to escalate toward the end of 2008. Over the last year, as the credit crunch unfolded, it harmed mainly large financial institutions, many of which were forced to take massive write-downs. The significant turmoil that began in the late summer accelerated drastically in the fourth quarter, causing the credit crunch to morph into a severe liquidity crisis.

The Fund underperformed the benchmark during the year driven primarily by market allocation and security selection. With respect to market allocation, an underweight to commodity-driven and emerging market equities helped performance but was more than offset by detracting performance from bond and equity security selection, an overweight to equity and high yield debt and an underweight to sovereign fixed income.

The US bond component was the largest detractor to performance from a security selection standpoint though US equity security selection also detracted. Our US bond selection has been negatively impacted by credit market crisis with spreads across many fixed income sectors widening out, and liquidity drying up in non-agency mortgage-backed securities holdings.

Currency allocation was a positive contributor for the year. The "anti-carry" currency positioning in the Fund benefited from decreasing investor risk appetite. In the currency carry trade, investors sell low-yielding currencies and then use the funds to purchase higher-yielding currencies, in an attempt to capture the difference between the interest rates.

We are in a very chaotic time in the financial markets, but believe this volatility creates opportunity for long-term disciplined investors. As long as policymakers remain flexible, innovative and willing to tackle the current crisis, we believe that they will likely succeed.


Edwin Denson
Thomas Clarke
UBS Global Asset Management (Americas), Inc.

Growth of $10,000 invested 12/31/98 through 12/31/08

                                    [ chart ]











This chart illustrates, hypothetically, that $10,000 was invested in the LVIP UBS Global Asset Allocation Fund Standard Class shares on 12/31/98. Performance of the Service Class shares would be lower than Standard Class shares as a result of higher expenses. As the chart shows, by December 31, 2008, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $10,150. For comparison look at how the GSMI Index did over the same period. The same $10,000 investment would have grown to $12,929. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.



                          Average Annual Total Returns

          Average annual total returns on investment
                                                                                 Ended 12/31/08
         --------------------------------------------- -----------------------------------------
         Standard Class Shares
         --------------------------------------------- -----------------------------------------
         --------------------------------------------- -----------------------------------------
           One Year                                                                     -33.22%
         --------------------------------------------- -----------------------------------------
           Five Years                                                                    -0.27%


         --------------------------------------------- -----------------------------------------
           Ten Years                                                                     +0.15%
         --------------------------------------------- -----------------------------------------
         Service Class Shares
         --------------------------------------------- -----------------------------------------
           One Year                                                                     -33.38%
         --------------------------------------------- -----------------------------------------
           Five Years                                                                    -0.52%
         --------------------------------------------- -----------------------------------------
           Inception (5/15/03)                                                           +1.73%
         --------------------------------------------- -----------------------------------------

*GSMI is an unmanaged index constructed in the following manner: 40% Russell 3000(R) Index; 22% MSCI World Ex USA (Free) Index; 21% Citigroup U.S. Broad Investment Grade Bond Index; 9% Citigroup Non-U.S. World Government Bond Index; 3% Merrill Lynch High Yield Cash Pay Constrained Index; 3%MSCI Emerging Markets
(Free) Index; 2% JPMorgan EMBI Global Index.

Commencing January 1, 2004, UBS Global Asset Management (Americas) Inc. replaced Putnam Investments as the Fund's sub-advisor.


Portfolios are actively managed and their compositions will differ over time. The views expressed are those of UBS Global Asset Management (Americas) Inc. as of December 31, 2008. The views are subject to change based on market conditions; they are not intended to predict or guarantee the future performance of the markets, any individual security or market segment, or any UBS advisory account or mutual fund. For separate accounts, any securities discussed do not represent all of the securities that will be purchased, sold, or recommended for advisory clients.



                                  LVIP UBS Fund

Financial Highlights


The financial highlights tables are intended to help you understand the performance of the LVIP UBS Fund for the past five years or since inception. Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a Fund share assuming reinvestment of all dividends and distributions. The financial highlights for the years ended December 31, 2004 through December 31, 2008 have been audited by Ernst & Young LLP, the Fund's independent registered public accounting firm. Ernst & Young's most recent report, along with the Fund's financial statements, is included in the Fund's Annual Report to Shareholders dated December 31, 2008. The financial highlights for the semi-annual period ended June 30, 2008, which are unaudited, are included in the Semi-Annual Report to Shareholders dated June 30, 2008. The Fund's Annual Report to Shareholders dated December 31, 2008 and Semi-Annual Report to Shareholders dated June 30, 2008, are available upon request.


              LVIP UBS Global Asset Allocation Fund Standard Class



                                                                    Year Ended


                                           12/31/08     12/31/07      12/31/06     12/31/05     12/31/04
Net asset value, beginning of period
                                              $15.589     $ 15.646      $ 14.535     $ 14.186     $ 12.704
Income (loss) from investment
operations:
Net investment income(1)                        0.275        0.301         0.273        0.187        0.190
Net realized and unrealized gain
(loss) on investments and foreign
currencies                                    (5.059)        0.668         1.767        0.729        1.515
                                              -------        -----         -----        -----        -----
Total from investment operations
                                              (4.784)        0.969         2.040        0.916        1.705
                                              -------        -----         -----        -----        -----
Less dividends and distributions from:
Net investment income                         (0.828)      (0.272)       (0.197)      (0.177)      (0.223)
Net realized gain on investments
                                              (1.267)      (0.754)       (0.732)      (0.390)            --
Return of capital                             (0.015)            --             --            --            --
                                              -------  ------    --  ------     --  ------    --  ------    --
Total dividends and distributions
                                              (2.110)      (1.026)       (0.929)      (0.567)      (0.223)
                                              -------      -------       -------      -------      -------
Net asset value, end of period                $ 8.695     $ 15.589      $ 15.646     $ 14.535     $ 14.186
                                              =======     ========      ========     ========     ========


Total return(2)                              (33.22%)        6.37%        14.51%        6.80%       13.54%





                                                                    Year Ended


                                           12/31/08     12/31/07      12/31/06     12/31/05     12/31/04
Ratios and supplemental data:
Net assets, end of period
(000 omitted)                                $158,129     $280,964      $291,846     $273,272     $268,263
Ratio of expenses to average net
assets                                          0.85%        0.87%         0.91%        0.93%        1.03%
Ratio of net investment income to
average net assets                              2.10%        1.88%         1.83%        1.33%        1.46%
Portfolio turnover                               116%          99%           78%          91%         139%



               LVIP UBS Global Asset Allocation Fund Service Class

                                                                        Year Ended


                                                12/31/08    12/31/07      12/31/06     12/31/05     12/31/04
                                            -------------- ------------ ------------- ------------ ------------
Net asset value, beginning of
 Period                                            $15.573     $15.631     $14.528        $14.179     $ 12.700
Income (loss) from investment operations:
Net investment income(1)                             0.243       0.261         0.235        0.152        0.157
Net realized and unrealized gain (loss)
on investments and foreign currencies
                                                   (5.048)       0.667         1.765        0.729        1.512
                                                  --------       -----         -----        -----        -----
Total from investment operations                   (4.805)       0.928         2.000        0.881        1.669
                                                   -------       -----         -----        -----        -----
Less dividends and distributions from:
Net investment income                             (0.788)      (0.232)       (0.165)      (0.142)      (0.190)
                                                  --------
Net realized gain on investments                   (1.267)     (0.754)       (0.732)      (0.390)            --
Return of capital                                  (0.017)           --             --            --            --
                                                   ------- -------   --  -------    --  -------   --  -------   --
Total dividends and distributions                  (2.072)     (0.986)       (0.897)      (0.532)      (0.190)
                                                   -------     -------       -------      -------      -------
Net asset value, end of period                     $8.696      $15.573      $ 15.631      $14.528     $ 14.179
                                                   =======     =======      ========      =======     ========


Total return(2)                                   (33.38%)       6.11%        14.23%        6.53%       13.27%


Ratios and supplemental data:
Net assets, end of period
 (000 omitted)                                    $46,292      $63,912      $ 34,215      $10,517      $ 3,842
Ratio of expenses to average net assets
                                                     1.10%       1.12%         1.16%        1.18%        1.28%
Ratio of net investment income to average
net assets                                           1.85%       1.63%         1.58%        1.08%        1.21%
Portfolio turnover                                    116%         99%           78%          91%         139%
(1)The average shares outstanding method has been applied for per share information.
(2)Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

1
                                       C-1
633465/9

                                    EXHIBIT C


                    Ownership of Shares as of March 16, 2009



Number of Outstanding Shares

           LVIP UBS Fund                  Shares Outstanding
           -------------                  ------------------
           Standard Class                  18,179,013.38
           Service Class                    5,325,484.27
                                           ------------
                 Total                     23,504,497.65


As of the date of this Proxy Statement/Prospectus, there were no shares of the LVIP Aggressive Fund outstanding.




Principal Holders of Shares of LVIP UBS Fund

-------------------------- ------------------------------------------------- ------------------ --------------
Series Name/Class                    Shareholder Name and Address              Share Amount      Percentage
-------------------------- ------------------------------------------------- ------------------ --------------
-------------------------- ------------------------------------------------- ------------------ --------------
RECORD OWNERS
Standard Class             Lincoln National (Life) VA Acct C                 15,003,301.97             82.53%
                           Lincoln National (Life) VA Acct N                   1,761,482.52             9.69%
                           1300 South Clinton Street
                           Fort Wayne, IN  46801

-------------------------- ------------------------------------------------- ------------------ --------------
-------------------------- ------------------------------------------------- ------------------ --------------
Service Class              Lincoln Life & Annuity (New York) VA                     318,914.47          5.99%
                           Account N
                           Lincoln National (Life) VA Acct N                      4,823,311.50         90.57%
                           1300 South Clinton Street
                           Fort Wayne, IN  46801
-------------------------- ------------------------------------------------- ------------------ --------------






                                     PART B
                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                              LVIP Aggressive Fund
                  ---------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                 March 16, 2009
                  ---------------------------------------------
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


------------------------------------------------------------ ---------------------------------------------------------
Acquisition of the Assets and Liabilities of the LVIP UBS     In Exchange for Shares of LVIP Aggressive Fund
Fund (a series of Lincoln Variable Insurance Products         (a series of Lincoln Variable Insurance Products Trust)
Trust) 1300 South Clinton Street                              1300 South Clinton Street
Fort Wayne, Indiana 46802                                     Fort Wayne, Indiana 46802
------------------------------------------------------------ ---------------------------------------------------------

This Statement of Additional Information ("SAI"), which is not a prospectus, supplements and should be read in conjunction with, the Proxy Statement/Prospectus dated March __, 2009, relating specifically to the proposed transfer of all of the assets and liabilities of the LVIP UBS Fund to the LVIP Aggressive Fund in exchange for shares of the LVIP Aggressive Fund ("Reorganization"). To obtain a copy of the Proxy Statement/Prospectus, please write to LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, 1300 South Clinton Street, Fort Wayne, Indiana 46802, or call (800) 4LINCOLN (454-6265). The Reorganization will be pursuant to an Agreement and Plan of Reorganization.

This SAI incorporates by reference the following described documents, each of which was filed electronically with the Securities and Exchange Commission and is incorporated by reference herein:

(1) The SAI of Lincoln Variable Insurance Products Trust dated April 30, 2008, as supplemented;


(2) The Financial Statements of the LVIP UBS Fund included in the Trust's Annual Report to Shareholders dated December 31, 2008.


                              Financial Statements


Unaudited pro forma financial statements reflecting consummation of the Reorganization are not included in this SAI because the LVIP Aggressive Fund, the acquiring Fund, is a newly created fund, which has not commenced operations. As previously noted, the audited financial statements for the year ended December 31, 2008 for the LVIP UBS Fund are incorporated by reference into this SAI from the LVIP UBS Fund's last Annual Report to Shareholders.

VOTING INSTRUCTION CARD                             VOTING INSTRUCTION CARD
                      LVIP UBS GLOBAL ASSET ALLOCATION FUND
            a series of the Lincoln Variable Insurance Products Trust
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

Revoking any prior instructions, the undersigned instructs the Lincoln Life & Annuity Company of New York (the "Company") to vote all the shares of the LVIP UBS Global Asset Allocation Fund (LVIP UBS Fund) that are attributable to his or her contract or interest therein and held in the Company separate account, at the Special Meeting of the Stockholders to be held on May 28, 2009 and at any adjournment thereof. The proxy is solicited on behalf of the Board of Trustees of the Lincoln Variable Insurance Products Trust.

                                    VOTE VIA THE INTERNET:  www.proxy-direct.com

                                    VOTE VIA THE TELEPHONE:  1-866-235-4258














                     EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!
           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.



[GRAPHIC OMITTED]              [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
VOTE ON THE INTERNET           VOTE BY PHONE               VOTE BY MAIL
Log on to:                     Call 1-866-235-4258         Vote, sign and date this Proxy
www.proxy-direct.com           Follow the recorded         Card and return in the
Follow the on-screen           instructions                postage-paid envelope
instructions

available 24 hours             available 24 hours



If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Company is instructed to vote on the Proposal(s) described in the proxy statement as specified below, and, in the Company's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, we will vote your proportionate shares "FOR" that Proposal. If this card is not returned, or is returned not properly executed, the Company will vote such shares in the same proportion as it votes the shares for which it has received instructions.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  EXAMPLE:



1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP UBS Fund to reorganize into the LVIP Delaware Foundation Aggressive Allocation Fund (the "LVIP Aggressive Fund") a newly formed series of the Trust, and consequently the shareholders of the LVIP UBS Fund would become shareholders of the LVIP Aggressive Fund.


     THE COMPANY WILL VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                                                                         (NY-VA)
        IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT LINCOLN LIFE TOLL FREE
                               AT 1-800-454-6265.

VOTING INSTRUCTION CARD                                  VOTING INSTRUCTION CARD
                      LVIP UBS GLOBAL ASSET ALLOCATION FUND
            a series of the Lincoln Variable Insurance Products Trust
                             1300 S. Clinton Street
                              Fort Wayne, IN 46802

Revoking any prior instructions, the undersigned instructs The Lincoln National Life Insurance Company (the "Company") to vote all the shares of the LVIP UBS Global Asset Allocation Fund (LVIP UBS Fund) that are attributable to his or her contract or interest therein and held in the Company separate account, at the Special Meeting of the Stockholders to be held on May 28, 2009 and at any adjournment thereof. The proxy is solicited on behalf of the Board of Trustees of the Lincoln Variable Insurance Products Trust.

                                  VOTE VIA THE INTERNET:  www.proxy-direct.com

                                  VOTE VIA THE TELEPHONE:  1-866-235-4258














                     EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!
           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.


[GRAPHIC OMITTED]              [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
VOTE ON THE INTERNET           VOTE BY PHONE               VOTE BY MAIL
Log on to:                     Call 1-866-235-4258         Vote, sign and date this Proxy
www.proxy-direct.com           Follow the recorded         Card and return in the
Follow the on-screen           instructions                postage-paid envelope
instructions

available 24 hours             available 24 hours


If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Company is instructed to vote on the Proposal(s) described in the proxy statement as specified below, and, in the Company's discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, we will vote your proportionate shares "FOR" that Proposal. If this card is not returned, or is returned not properly executed, the Company will vote such shares in the same proportion as it votes the shares for which it has received instructions.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  EXAMPLE:



1. To approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") to permit the LVIP UBS Fund to reorganize into the LVIP Delaware Foundation Aggressive Allocation Fund (the "LVIP Aggressive Fund") a newly formed series of the Trust, and consequently the shareholders of the LVIP UBS Fund would become shareholders of the LVIP Aggressive Fund.


     THE COMPANY WILL VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                                                                      (LNL-VA)

        IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT LINCOLN LIFE TOLL FREE
                               AT 1-800-454-6265.